                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-75213

                            Prospectus Supplement B
                                       to
                         Prospectus Dated May 12, 1999

                            ------------------------

                         THE GOLDMAN SACHS GROUP, INC.

                              6.65% Notes due 2009

                            ------------------------

     On July 9, 1999, Goldman Sachs filed its Quarterly Report on Form 10-Q for the period ended May 28, 1999 with the Securities and Exchange Commission. A copy of that report is attached to, and is a part of, this prospectus supplement. You should read this prospectus supplement in conjunction with the prospectus dated May 12, 1999.

     See "Risk Factors" beginning on page 11 of the prospectus dated May 12, 1999 to read about factors you should consider before investing in the notes.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     Goldman, Sachs & Co., a subsidiary of Goldman Sachs, will use this prospectus supplement in connection with offers and sales of the notes in market-making transactions.

                              Goldman, Sachs & Co.

                            ------------------------

                   Prospectus Supplement dated July 9, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 10-Q

       [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

             FOR THE QUARTERLY PERIOD ENDED MAY 28, 1999

                                          OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

             FOR THE TRANSITION PERIOD                TO

                         THE GOLDMAN SACHS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                                       13-4019460
        (STATE OR OTHER JURISDICTION                          (I.R.S. EMPLOYER
     OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

       85 BROAD STREET, NEW YORK, NY                               10004
  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                       (ZIP CODE)

                                 (212) 902-1000
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

   (FORMER NAME, FORMER ADDRESS AND FORMER FISCAL YEAR, IF CHANGED SINCE LAST
                                    REPORT)

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  [ ] Yes     [X] No

       APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
                                 PRECEDING FIVE YEARS:

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed by a court.  [ ] Yes     [ ] No

                         APPLICABLE ONLY TO CORPORATE ISSUERS:

     As of May 28, 1999, there were 467,271,909 shares of the registrant's common stock outstanding, including 30,025,946 shares of common stock underlying the restricted stock units awarded to employees in connection with the registrant's initial public offering for which future service is not required as a condition to the delivery of the underlying shares of common stock. In addition, there were 7,440,362 shares of the registrant's nonvoting common stock outstanding as of May 28, 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         THE GOLDMAN SACHS GROUP, INC.

                                   FORM 10-Q

                                                                          Page No.
PART I:                      FINANCIAL INFORMATION                        --------
Item 1:   Financial Statements (Unaudited):
          Condensed Consolidated Statements of Earnings for the
            periods ended May 28, 1999 and May 29, 1998...............        2
          Condensed Consolidated Statements of Financial Condition as
            of May 28, 1999 and November 27, 1998.....................        3
          Condensed Consolidated Statements of Changes in
            Stockholders' Equity and Partners' Capital for the periods
            ended May 28, 1999 and November 27, 1998..................        4
          Condensed Consolidated Statements of Cash Flows for the
            periods ended May 28, 1999 and May 29, 1998...............        5
          Notes to Condensed Consolidated Financial Statements........        6
          Review Report of Independent Accountants....................       17
Item 2:   Management's Discussion and Analysis of Financial Condition
            and Results of Operations.................................       18
Item 3:   Quantitative and Qualitative Disclosures About Market
            Risk......................................................       31

PART II:  OTHER INFORMATION

Item 1:   Legal Proceedings...........................................       31
Item 2:   Changes in Securities and Use of Proceeds...................       32
Item 5:   Other Information...........................................       33
Item 6:   Exhibits and Reports on Form 8-K............................       34
Signatures............................................................       36

                         PART I: FINANCIAL INFORMATION

ITEM 1: FINANCIAL STATEMENTS

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                                  (UNAUDITED)

                                      THREE MONTHS ENDED MAY         SIX MONTHS ENDED MAY
                                    ---------------------------   ---------------------------
                                        1999           1998           1999           1998
                                        ----           ----           ----           ----
                                        (in millions, except share and per share amounts)
REVENUES:
Investment banking................  $      1,002   $        954   $      1,904   $      1,587
Trading and principal
  investments.....................         1,719          1,311          3,117          2,426
Asset management and securities
  services........................           616            469          1,159            981
Interest income...................         3,018          3,829          6,031          7,472
                                    ------------   ------------   ------------   ------------
     Total revenues...............         6,355          6,563         12,211         12,466
Interest expense, principally on
  short-term funding..............         2,886          3,574          5,747          7,005
                                    ------------   ------------   ------------   ------------
     Revenues, net of interest
       expense....................         3,469          2,989          6,464          5,461
OPERATING EXPENSES:
Compensation and benefits,
  excluding employee initial
  public offering awards..........         1,953          1,489          3,228          2,589
Non-recurring employee initial
  public offering awards(1).......         2,257             --          2,257             --
Amortization of employee initial
  public offering awards..........            39             --             39             --
Brokerage, clearing and exchange
  fees............................           109            101            220            194
Market development................            78             80            155            134
Communications and technology.....            71             63            149            121
Depreciation and amortization.....            61             62            158            104
Occupancy.........................            67             49            145             93
Professional services and other...           121            108            212            167
Charitable contribution...........           200             --            200             --
                                    ------------   ------------   ------------   ------------
     Total operating expenses.....         4,956          1,952          6,763          3,402
Pre-tax (loss)/earnings...........        (1,487)         1,037           (299)         2,059
(Benefit)/provision for taxes.....        (1,827)           190         (1,646)           328
                                    ------------   ------------   ------------   ------------
Net earnings......................  $        340   $        847   $      1,347   $      1,731
                                    ============   ============   ============   ============
Earnings per share:
  Basic...........................  $       0.72                  $       2.84
  Diluted.........................          0.71                          2.81
Average common shares outstanding:
  Basic...........................   474,712,271                   474,712,271
  Diluted.........................   479,908,301                   479,908,301

---------------

(1) Includes expense of $666 million related to the initial irrevocable contribution of shares of common stock to a defined contribution plan.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  (UNAUDITED)

                                                                        AS OF
                                                              --------------------------
                                                              MAY 1999    NOVEMBER 1998
                                                              --------    -------------
                                                              (in millions, except share
                                                                and per share amounts)
ASSETS:
Cash and cash equivalents...................................  $  3,542    $       2,836
Cash and securities segregated in compliance with U.S.
  federal and other regulations (principally U.S. government
  obligations)..............................................     7,710            7,887
Receivables from brokers, dealers and clearing
  organizations.............................................     4,004            4,321
Receivables from customers and counterparties...............    22,730           14,953
Securities borrowed.........................................    79,198           69,158
Securities purchased under agreements to resell.............    44,088           37,484
Right to receive securities.................................     7,171            7,564
Financial instruments owned, at fair value:
  Commercial paper, certificates of deposit and time
    deposits................................................     1,882            1,382
  U.S. government, federal agency and sovereign
    obligations.............................................    25,190           24,789
  Corporate debt............................................     9,850           10,744
  Equities and convertible debentures.......................    11,208           11,066
  State, municipal and provincial obligations...............     1,030              918
  Derivative contracts......................................    21,652           21,299
  Physical commodities......................................       701              481
Other assets................................................     4,676            2,498
                                                              --------    -------------
                                                              $244,632    $     217,380
                                                              ========    =============
LIABILITIES AND EQUITY:
Short-term borrowings, including commercial paper...........  $ 31,601    $      27,430
Payables to brokers, dealers and clearing organizations.....     1,033              730
Payables to customers and counterparties....................    34,062           36,179
Securities loaned...........................................    24,384           21,117
Securities sold under agreements to repurchase..............    41,092           36,257
Obligation to return securities.............................    10,610            9,783
Financial instruments sold, but not yet purchased, at fair
  value:
  U.S. government, federal agency and sovereign
    obligations.............................................    32,395           22,360
  Corporate debt............................................     2,015            1,441
  Equities and convertible debentures.......................     8,944            6,406
  Derivative contracts......................................    23,180           24,722
  Physical commodities......................................       778              966
Other liabilities and accrued expenses......................     4,831            3,699
Long-term borrowings........................................    21,851           19,906
                                                              --------    -------------
                                                               236,776          210,996
Commitments and contingencies
Partners' capital allocated for income taxes and potential
  withdrawals...............................................        --               74
Partners' capital...........................................        --            6,310
Preferred stock, par value $0.01 per share; 150,000,000
  shares authorized, no shares issued and outstanding.......        --               --
Common stock, par value $0.01 per share; 4,000,000,000
  shares authorized, 437,245,963 shares issued and
  outstanding...............................................         4               --
Restricted stock units; 63,318,815 units issued and
  outstanding...............................................     3,356               --
Nonvoting common stock, par value $0.01 per share;
  200,000,000 shares authorized, 7,440,362 shares issued and
  outstanding...............................................        --               --
Additional paid-in capital..................................     7,205               --
Accumulated deficit.........................................      (917)              --
Unearned compensation.......................................    (1,726)              --
Accumulated other comprehensive loss........................       (66)              --
                                                              --------    -------------
                                                                 7,856            6,310
                                                              --------    -------------
                                                              $244,632    $     217,380
                                                              ========    =============

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
                   STOCKHOLDERS' EQUITY AND PARTNERS' CAPITAL
                                  (UNAUDITED)

                                                                    PERIOD ENDED
                                                              -------------------------
                                                              MAY 1999    NOVEMBER 1998
                                                              --------    -------------
                                                              (in millions, except per
                                                                   share amounts)
Partners' capital
  Balance, beginning of period..............................  $ 6,310        $ 6,107
  Transfer of beginning partners' capital allocated for
    income taxes and potential withdrawals..................       74             --
  Net earnings..............................................    2,264(1)       2,428
  Capital contributions.....................................       48              9
  Returns on capital and certain distributions to
    partners................................................     (306)          (619)
  Termination of Profit Participation Plans.................       --           (368)
  Transfers to partners' capital allocated for income taxes
    and potential withdrawals, net..........................       --         (1,247)
  Distributions of remaining partners' capital..............   (4,520)(2)         --
  Exchange of partnership interests for shares of common
    stock...................................................   (3,901)            --
  Transfer to accumulated other comprehensive income........       31             --
                                                              -------        -------
  Balance, end of period....................................       --          6,310

Common stock, par value $0.01
  Balance, beginning of period..............................       --             --
  Common stock issued.......................................        4             --
                                                              -------        -------
  Balance, end of period....................................        4             --

Restricted stock units
  Balance, beginning of period..............................       --             --
  Restricted stock units granted............................    3,356             --
                                                              -------        -------
  Balance, end of period....................................    3,356             --

Nonvoting common stock, par value $0.01
  Balance, beginning of period..............................       --             --
  Nonvoting common stock issued.............................       --             --
                                                              -------        -------
  Balance, end of period....................................       --             --

Additional paid-in capital
  Balance, beginning of period..............................       --             --
  Exchange of partnership interests for shares of common
    stock...................................................    3,901             --
  Initial public offering of common stock...................    2,638             --
  Issuance of common stock contributed to a defined
    contribution plan.......................................      666             --
                                                              -------        -------
  Balance, end of period....................................    7,205             --

Accumulated deficit
  Balance, beginning of period..............................       --             --
  Net loss..................................................     (917)(3)         --
                                                              -------        -------
  Balance, end of period....................................     (917)            --

Unearned compensation
  Balance, beginning of period..............................       --             --
  Restricted stock units granted............................   (1,765)            --
  Amortization of restricted stock units....................       39             --
                                                              -------        -------
  Balance, end of period....................................   (1,726)            --

Accumulated other comprehensive loss
  Balance, beginning of period..............................       --             --
  Transfer from partners' capital...........................      (31)            --
  Currency translation adjustment...........................      (35)            --
                                                              -------        -------
  Balance, end of period....................................      (66)            --
                                                              -------        -------
                                                              $ 7,856        $ 6,310
                                                              =======        =======

---------------

(1) Represents net earnings of the partnership from November 28, 1998 through May 6, 1999.

(2) Represents the retired limited partners' exchanges of partnership interests for cash and junior subordinated debentures, the redemption of senior limited partnership interests for cash and other distributions of partners' capital in accordance with the partnership agreement.

(3) Represents net loss of the corporation from May 7, 1999 through May 28, 1999.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                              --------------------
                                                              MAY 1999    MAY 1998
                                                              --------    --------
                                                                 (in millions)
Cash flows from operating activities:
  Net earnings..............................................  $  1,347    $  1,731
  Non-cash items included in net earnings:
    Depreciation and amortization...........................       158         104
    Deferred income taxes...................................    (2,139)         24
    Employee initial public offering awards.................     2,296          --
  Changes in operating assets and liabilities:
    Cash and securities segregated in compliance with U.S.
     federal and other regulations..........................       177      (1,140)
    Net receivables from brokers, dealers and clearing
     organizations..........................................       619          52
    Net payables to customers and counterparties............    (9,894)      3,083
    Securities borrowed, net................................    (6,773)    (11,837)
    Financial instruments owned, at fair value..............    (1,212)    (14,897)
    Financial instruments sold, but not yet purchased, at
     fair value.............................................    12,873       5,243
    Other, net..............................................     1,062         383
                                                              --------    --------
      Net cash used for operating activities................    (1,486)    (17,254)
Cash flows from investing activities:
  Property, leasehold improvements and equipment............      (196)       (197)
  Financial instruments owned, at fair value................       143        (159)
                                                              --------    --------
      Net cash used for investing activities................       (53)       (356)
Cash flows from financing activities:
  Short-term borrowings, net................................      (955)       (863)
  Securities sold under agreements to repurchase, net.......    (1,768)     12,234
  Issuance of long-term borrowings..........................     7,000       9,210
  Repayment of long-term borrowings.........................      (301)     (1,025)
  Capital contributions.....................................        48           6
  Returns on capital and certain distributions to
    partners................................................      (306)       (311)
  Proceeds from issuance of common stock....................     2,639          --
  Partners' capital distributions, net......................    (4,112)         --
  Partners' capital allocated for income taxes and potential
    withdrawals.............................................        --        (759)
                                                              --------    --------
      Net cash provided by financing activities.............     2,245      18,492
    Net increase in cash and cash equivalents...............       706         882
Cash and cash equivalents, beginning of period..............     2,836       1,328
                                                              --------    --------
Cash and cash equivalents, end of period....................  $  3,542    $  2,210
                                                              ========    ========

---------------
SUPPLEMENTAL DISCLOSURES:

Cash payments for interest approximated the related expense for each of the fiscal periods presented. Payments of income taxes were not material.

The junior subordinated debentures of $371 million that were issued to the retired limited partners in exchange for their partnership interests were excluded from the consolidated statement of cash flows as they represented non-cash items.

Employee initial public offering awards include $666 million related to the initial irrevocable contribution of shares of common stock to a defined contribution plan.

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1. DESCRIPTION OF BUSINESS

     The Goldman Sachs Group, Inc. ("Group Inc."), a Delaware corporation, together with its consolidated subsidiaries (collectively, the "Firm"), is a global investment banking and securities firm that provides a wide range of financial services worldwide to a substantial and diversified client base.

     The Firm's activities are divided into three principal business lines:

     - Investment Banking, which includes financial advisory services and underwriting;

     - Trading and Principal Investments, which includes fixed income, currency and commodities ("FICC"), equities and principal investments (principal investments reflect primarily the Firm's investments in its merchant banking funds); and

     - Asset Management and Securities Services, which includes asset management, securities services and commissions.

NOTE 2. INITIAL PUBLIC OFFERING

     On May 7, 1999, the Firm converted from a partnership to a corporation and completed its initial public offering. In that offering, the Firm sold 51,000,000 shares of common stock and received net proceeds of $2.64 billion.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the parent company, Group Inc., and its U.S. and international subsidiaries including Goldman, Sachs & Co. ("GS&Co.") and J. Aron & Company in New York, Goldman Sachs International ("GSI") in London and Goldman Sachs (Japan) Ltd. ("GSJL") in Tokyo. These consolidated financial statements are unaudited and should be read in conjunction with the audited consolidated financial statements included in the Prospectus, dated May 3, 1999, of Group Inc., filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933. The condensed consolidated financial information as of and for the period ended November 27, 1998 and for the period ended May 29, 1998 has been derived from audited consolidated financial statements not included herein.

     These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions regarding trading inventory valuations, the outcome of pending litigation and other matters that affect the consolidated financial statements and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

     These unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, that are, in the opinion of management, necessary for a fair statement of the operating results in the interim periods presented. Interim period operating results may not be indicative of the operating results for a full year.

     Unless otherwise stated herein, all references to May 1999 and May 1998 refer to either the Firm's three-month fiscal period ended or its six-month fiscal period ended, or the date, as the

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

context requires, May 28, 1999 and May 29, 1998, respectively. All references to 1998 refer to the Firm's fiscal year ended, or the date, as the context requires, November 27, 1998.

  STOCK-BASED COMPENSATION

     The Firm has elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", as permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of grant. Compensation expense is recognized immediately for restricted stock units for which future service is not required as a condition to the delivery of the underlying shares of common stock. For restricted stock units with future service requirements, compensation expense is recognized over the relevant vesting period using an accelerated amortization methodology.

  INCOME TAXES

     The Firm accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of its assets and liabilities. As a partnership, the Firm was primarily subject to unincorporated business taxes and taxes in foreign jurisdictions on certain of its operations. As a corporation, the earnings of the Firm are subject to U.S. federal, foreign, state and local taxes. As a result of its conversion to corporate form, the Firm recognized the tax effect of the change in its income tax rate on both its deferred tax assets and liabilities and the earnings attributable to the three-week period from May 7, 1999 to the end of its second quarter. The Firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses", respectively, on the consolidated statements of financial condition.

  COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in the financial statements. This Statement is effective for fiscal years beginning after December 15, 1997 and was adopted by the Firm in the first quarter of 1999. The components of comprehensive income are set forth below:

                                                   THREE MONTHS         SIX MONTHS
                                                    ENDED MAY           ENDED MAY
                                                 ----------------    ----------------
                                                  1999      1998      1999      1998
                                                 ------    ------    ------    ------
                                                            (in millions)
Net earnings...................................  $  340    $  847    $1,347    $1,731
Currency translation adjustment................     (29)      (54)      (35)      (59)
                                                 ------    ------    ------    ------
Total comprehensive income.....................  $  311    $  793    $1,312    $1,672
                                                 ======    ======    ======    ======

     As a partnership, the Firm's cumulative translation adjustment was reported as a component of "Partners' capital allocated for income taxes and potential withdrawals" on the consolidated statement of financial condition. It was not reported as a separate component of equity because it was not material. In connection with the conversion to corporate form, the cumulative

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

translation adjustment is reported as a component of "Accumulated other comprehensive loss" in stockholders' equity on the consolidated statement of financial condition.

NOTE 4. FINANCIAL INSTRUMENTS

     Gains and losses on financial instruments and commission income and related expenses are recorded on a trade date basis in the consolidated statements of earnings. For purposes of the consolidated statements of financial condition only, purchases and sales of financial instruments, including agency transactions, are generally recorded on a settlement date basis. Recording such transactions on a trade date basis would not result in a material adjustment to the consolidated statements of financial condition.

     Substantially all financial instruments used in the Firm's trading and non-trading activities are carried at fair value or amounts that approximate fair value and unrealized gains and losses are recognized in earnings. Fair value is based generally on listed market prices or broker or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain over-the-counter derivative instruments are valued using pricing models that consider, among other factors, current and contractual market prices, time value, and yield curve and/or volatility factors of the underlying positions.

     The Firm's Trading and Principal Investments business facilitates customer transactions and takes proprietary positions through market-making in and trading of fixed income and equity products, currencies, commodities and swaps and other derivatives. Derivative financial instruments are often used to hedge cash instruments or other derivative financial instruments as an integral part of the Firm's strategies. As a result, it is necessary to view the results of any activity on a fully-integrated basis, including cash positions, the effect of related derivatives and the financing of the underlying positions.

     Net revenues represent total revenues less allocations of interest expense to specific securities, commodities and other positions in relation to the level of financing incurred by each. The following table sets forth the net revenues of the Firm's Trading and Principal Investments business:

                                                 THREE MONTHS         SIX MONTHS
                                                  ENDED MAY           ENDED MAY
                                               ----------------    ----------------
                                                1999      1998      1999      1998
                                                ----      ----      ----      ----
                                                          (in millions)
FICC.........................................  $  911    $  934    $1,787    $1,675
Equities.....................................     618       294     1,073       659
Principal investments........................     189       168       215       244
                                               ------    ------    ------    ------
Total Trading and Principal Investments......  $1,718    $1,396    $3,075    $2,578
                                               ======    ======    ======    ======

  DERIVATIVE ACTIVITIES

     Most of the Firm's derivative transactions are entered into for trading purposes. The Firm uses derivatives in its trading activities to facilitate customer transactions, to take proprietary positions and as a means of risk management. The Firm also enters into non-trading derivative contracts to manage the interest rate and currency exposure on its long-term borrowings.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     Derivative contracts are financial instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of each contract with reference to specified rates, securities, commodities or indices.

     Derivative contracts exclude certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations and indexed debt instruments, that derive their values or contractually required cash flows from the price of some other security or index. Derivatives also exclude option features that are embedded in cash instruments, such as the conversion features and call provisions embedded in bonds. The Firm has elected to include commodity-related contracts in its derivative disclosures, although not required to do so, as these contracts may be settled in cash or are readily convertible into cash.

     Derivatives used for trading purposes are reported at fair value and are included in "Derivative contracts" on the consolidated statements of financial condition. Gains and losses on derivatives used for trading purposes are included in "Trading and principal investments" on the consolidated statements of earnings.

     The Firm utilizes replacement cost as its measure of derivative credit risk. Replacement cost, as reported in financial instruments owned, at fair value on the consolidated statements of financial condition, represents amounts receivable from various counterparties, net of any unrealized losses owed where management believes a legal right of setoff exists under an enforceable master netting agreement. Replacement cost for purchased option contracts is the market value of the contract. The Firm controls its credit risk through an established credit approval process, by monitoring counterparty limits, obtaining collateral where appropriate and, in some cases, using legally enforceable master netting agreements.

     The fair value of derivative financial instruments used for trading purposes, computed in accordance with the Firm's netting policy, is set forth below:

                                               AS OF MAY 1999            AS OF NOVEMBER 1998
                                        ----------------------------    ----------------------
                                           ASSETS        LIABILITIES    ASSETS     LIABILITIES
                                           ------        -----------    ------     -----------
                                                            (in millions)
Forward settlement contracts..........     $ 3,770         $ 3,429      $ 4,061      $ 4,201
Swap agreements.......................       9,301          10,345       10,000       11,475
Option contracts......................       8,542           9,397        7,140        9,038
                                           -------         -------      -------      -------
Total.................................     $21,613         $23,171      $21,201      $24,714
                                           =======         =======      =======      =======

     Derivatives used for non-trading purposes include interest rate futures contracts and interest rate and currency swap agreements, which are primarily utilized to convert a substantial portion of the Firm's fixed rate debt into U.S. dollar-based floating rate obligations. Gains and losses on these transactions are generally deferred and recognized as adjustments to interest expense over the life of the derivative contract. Gains and losses resulting from the early termination of derivatives used for non-trading purposes are generally deferred and recognized over the remaining life of the underlying debt. If the underlying debt is terminated prior to its stated maturity, gains and losses on these transactions, including the associated hedges, are

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

recognized in earnings immediately. The fair value and carrying value of derivatives used for non-trading purposes are set forth below:

                                                 AS OF MAY 1999            AS OF NOVEMBER 1998
                                          ----------------------------    ---------------------
                                             ASSETS        LIABILITIES    ASSETS    LIABILITIES
                                             ------        -----------    ------    -----------
                                                              (in millions)
Fair value..............................       $78             $8          $519         $7
Carrying value..........................        39              9            98          8

NOTE 5. SHORT-TERM BORROWINGS

     The Firm obtains secured short-term financing principally through the use of repurchase agreements and securities lending agreements, collateralized mainly by U.S. government, federal agency, investment grade foreign sovereign obligations and equity securities. The Firm obtains unsecured short-term borrowings through issuance of commercial paper, promissory notes and bank loans. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

     Short-term borrowings are set forth below:

                                                                       AS OF
                                                             -------------------------
                                                             MAY 1999    NOVEMBER 1998
                                                             --------    -------------
                                                                   (in millions)
Commercial paper...........................................  $ 8,015        $10,008
Promissory notes...........................................   12,083         10,763
Bank loans and other(1)....................................   11,503          6,659
                                                             -------        -------
Total......................................................  $31,601        $27,430
                                                             =======        =======

---------------
(1) As of May 1999 and November 1998, short-term borrowings included $5,448 million and $2,955 million, respectively, of long-term borrowings maturing within one year.

     The Firm maintains unencumbered securities with a market value in excess of all uncollateralized short-term borrowings.

NOTE 6. EARNINGS PER SHARE

     Earnings per share ("EPS") is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic EPS is calculated by dividing net earnings by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     The computations of basic and diluted EPS are set forth below:

                                                         THREE MONTHS          SIX MONTHS
                                                             ENDED                ENDED
                                                           MAY 1999             MAY 1999
                                                         ------------          ----------
                                                       (in millions, except for share and per
                                                                   share amounts)
Numerator for basic and diluted earnings per share --
  earnings available to common stockholders..........    $        340         $      1,347
                                                         ============         ============
Denominator for basic earnings per share -- weighted-
  average number of common shares (1)................     474,712,271          474,712,271
Effect of dilutive securities:
  Restricted stock units.............................       2,432,037            2,432,037
  Stock options......................................       2,763,993            2,763,993
                                                         ------------         ------------
Dilutive potential common shares.....................       5,196,030            5,196,030
                                                         ------------         ------------
Denominator for diluted earnings per
  share -- weighted-average number of common shares
  and dilutive potential common shares...............     479,908,301          479,908,301
                                                         ============         ============
  Basic earnings per share...........................    $       0.72         $       2.84
  Diluted earnings per share.........................            0.71                 2.81

---------------
(1) Includes common stock, nonvoting common stock and the restricted stock units awarded to employees for which future service is not required as a condition to the delivery of the underlying shares of common stock.

NOTE 7. EMPLOYEE INCENTIVE PLANS

  STOCK INCENTIVE PLAN

     The Firm sponsors a stock incentive plan which provides for grants of incentive stock options, nonqualifed stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards. The stock incentive plan also permits the making of loans to purchase shares of common stock.

     The total number of shares of common stock that may be issued under the stock incentive plan through fiscal 2002 may not exceed 300,000,000 shares and, in each fiscal year thereafter, may not exceed five percent of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous fiscal years but not covered by awards granted in such years.

     On May 7, 1999, the Firm granted the following awards under the stock incentive plan to its employees other than managing directors who were profit participating limited partners.

  FORMULA RESTRICTED STOCK UNITS

     Formula-based restricted stock units ("Formula RSUs") granted to employees on May 7, 1999 and outstanding as of the end of the period were 30,025,946. The common stock underlying these Formula RSUs will generally be deliverable in equal installments on or about the first, second and third anniversaries of the date of grant. While no additional service is required to obtain delivery of the underlying common stock, delivery of the common stock is conditioned on the grantee's satisfying certain requirements. For purposes of calculating basic earnings per share and book value per share, the shares of common stock underlying the Formula RSUs are

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

included in common shares outstanding. During the period ended May 1999, the Firm recorded $1.59 billion in compensation expense related to these Formula RSUs.

  DISCRETIONARY RESTRICTED STOCK UNITS

     Discretionary restricted stock units ("Discretionary RSUs") granted to employees on May 7, 1999 and outstanding as of the end of the period were 33,292,869. Discretionary RSUs will vest, and the underlying common stock will be delivered, in equal installments on or about the third, fourth and fifth anniversaries of the date of grant if the grantee has satisfied certain conditions and the grantee's employment with the Firm has not been terminated, with certain exceptions for terminations of employment due to death, retirement, extended absence or a change in control. For purposes of calculating basic earnings per share and book value per share, the shares of common stock underlying these restricted stock units are excluded from common shares outstanding since future service is required as a condition to the delivery of the underlying shares of common stock. The dilutive effect of these restricted stock units is, however, included in diluted common shares outstanding under the treasury stock method. The Firm will record non-cash expense of approximately $1.76 billion (before giving effect to forfeitures) related to these awards over the related service period.

  DISCRETIONARY OPTIONS

     Discretionary options granted to employees on May 7, 1999 and outstanding as of the end of the period were 40,127,592. These options generally will become exercisable in equal installments commencing on or about the third, fourth and fifth anniversaries of the date of grant if the grantee has satisfied certain conditions and the grantee's employment with the Firm has not been terminated, with certain exceptions for terminations of employment due to death, retirement, extended absence or a change in control. Due to vesting requirements, there were no options exercisable as of May 1999. Once vested, these options will generally remain exercisable, subject to satisfaction of certain conditions, until the tenth anniversary of the date of grant. Pursuant to APB No. 25, no compensation expense was recognized on the date of grant since these options had no intrinsic value. The dilutive effect of these options is included in diluted common shares outstanding under the treasury stock method. As of May 1999, the outstanding options had a weighted-average exercise price of $53 and a weighted-average remaining life of approximately 10 years.

     The weighted-average fair value of options granted through May 1999 was $16.02 per option. Fair value is estimated as of the grant date based on a binomial option pricing model using the following weighted-average assumptions:

                                                              AS OF MAY 1999
                                                              --------------
Risk-free interest rate.....................................        6.1%
Expected life...............................................     7 years
Expected volatility.........................................       30.0%
Dividend yield..............................................        1.0%

     Pro Forma Effect of SFAS No. 123

     In accordance with APB No. 25, compensation expense was not recognized on the grant of discretionary options since these options had no intrinsic value on the date of grant. If the Firm were to recognize compensation expense under the fair value-based method of SFAS No. 123,

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

net earnings would have decreased by $8 million, resulting in pro forma net earnings and earnings per share as follows:

                                                  THREE MONTHS ENDED    SIX MONTHS ENDED
                                                       MAY 1999             MAY 1999
                                                  ------------------    ----------------
                                                  (in millions, except for share and per
                                                              share amounts)
Net earnings, as reported.......................     $       340          $     1,347
Pro forma net earnings..........................             332                1,339

EPS, as reported:
Basic...........................................     $      0.72          $      2.84
Diluted.........................................            0.71                 2.81

Pro forma EPS:
Basic...........................................     $      0.70          $      2.82
Diluted.........................................            0.69                 2.79

Basic common shares outstanding.................     474,712,271          474,712,271
Diluted common shares outstanding...............     479,908,301          479,908,301

     In the table above, pro forma compensation expense associated with option grants is recognized over the relevant vesting period. The effect of applying SFAS No. 123 in the pro forma disclosure above is not representative of the potential pro forma effect on net earnings in future periods.

  DEFINED CONTRIBUTION PLAN

     In addition to the stock incentive plan, the Firm has established a non-qualified defined contribution plan (the "Plan") for certain senior employees. Shares of common stock contributed to and outstanding in the Plan as of May 1999 were 12,555,866. The initial irrevocable contribution of shares of common stock to the Plan in connection with the initial public offering will vest and be distributable to the participant in equal installments on or about the third, fourth and fifth anniversaries of the date of grant if the participant satisfies certain conditions, and the participant's employment with the Firm has not been terminated, with certain exceptions for terminations of employment due to death or a change in control. Dividends on the underlying shares of common stock are paid currently to the participants. Forfeited shares remain in the Plan and will be reallocated to the remaining participants. The Firm's expense for the Plan was $666 million through May 1999, resulting from the immediate recognition of expense related to contributions made in connection with the initial public offering.

NOTE 8. INCOME TAXES

     Prior to its conversion to corporate form, the Firm operated as a partnership and generally was not subject to U.S. federal and state income taxes. The earnings of the Firm, however, were subject to local unincorporated business taxes. In addition, certain of the non-U.S. subsidiaries were subject to income taxes in their local jurisdictions. The partners of the Firm's predecessor partnership were taxed on their proportionate share of the partnership's taxable income or loss. Effective with the conversion from a partnership to a corporation on May 7, 1999, the Firm became subject to U.S. federal, state and local corporate income taxes. The components of pre-

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

tax losses and income tax benefits reflected on the consolidated statements of earnings are set forth below:

                                                    THREE MONTHS ENDED   SIX MONTHS ENDED
                                                         MAY 1999            MAY 1999
                                                    ------------------   ----------------
                                                                (in millions)
Pre-tax loss:
U.S. .............................................       $(1,041)            $  (298)
Non-U.S. .........................................          (446)                 (1)
                                                         -------             -------
          Total pre-tax loss......................       $(1,487)            $  (299)
                                                         =======             =======
Current taxes:
U.S. federal......................................       $   129             $   132
State and local...................................            31                  54
Non-U.S. .........................................           156                 307
                                                         -------             -------
          Total current tax expense...............           316                 493
Deferred taxes:
U.S. federal .....................................        (1,461)             (1,461)
State and local...................................          (451)               (449)
Non-U.S. .........................................          (231)               (229)
                                                         -------             -------
          Total deferred tax benefit..............        (2,143)             (2,139)
                                                         -------             -------
          Total tax benefit.......................       $(1,827)            $(1,646)
                                                         =======             =======

     Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. In connection with the conversion from a partnership to a corporation, the Firm recognized a deferred tax benefit of $825 million primarily related to the revaluation of net deferred tax assets recorded in accordance with the provisions of SFAS No. 109. Significant components of the Firm's net deferred tax assets as of May 1999 are set forth below:

                                                              AS OF MAY 1999
                                                              --------------
                                                              (in millions)
Deferred tax assets:
  Compensation and benefits.................................      $1,832
  Unrealized gains/losses...................................          82
  Depreciation and amortization.............................          51
  Other, net................................................         325
                                                                  ------
          Total net deferred tax assets before valuation
            allowance.......................................       2,290
          Less: valuation allowance(1)......................        (113)
                                                                  ------
          Total net deferred tax assets.....................      $2,177
                                                                  ======

(1) Relates primarily to the ability to recognize tax benefits associated with foreign operations.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     A reconciliation of the statutory U.S. federal income tax rate of 35% to the Firm's effective income tax rate is set forth below:

                                                               TAX BENEFIT
                                                  --------------------------------------
                                                  THREE MONTHS ENDED    SIX MONTHS ENDED
                                                       MAY 1999             MAY 1999
                                                  ------------------    ----------------
U.S. statutory tax rate.........................          35.0%                35.0%
Increase related to:
  State and local taxes, net of U.S. income tax
     effects....................................           5.7                  5.7
  Other.........................................           0.3                  0.3
                                                        ------               ------
Rate before one-time events.....................          41.0                 41.0
Revaluation of deferred tax assets upon the
  change in tax status..........................          55.5                275.9
Rate benefit for partnership period.............          30.0                251.5
Other...........................................          (3.6)               (17.9)
                                                        ------               ------
Total tax benefit...............................         122.9%               550.5%
                                                        ======               ======

     The deferred tax assets recognized upon the change in tax status of the Firm primarily reflect the revaluation of the Firm's deferred tax assets and liabilities at the Firm's corporate income tax rate. The Firm's effective tax rate includes a rate benefit attributable to the fact that the Firm generally was not subject to corporate taxes on its earnings prior to its conversion to corporate form.

NOTE 9. COMMITMENTS AND CONTINGENCIES

     The Firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Firm's financial condition, but might be material to the Firm's operating results for any particular period, depending, in part, upon the operating results for such period.

NOTE 10. REGULATED SUBSIDIARIES

     GS&Co., a registered U.S. broker-dealer and subsidiary of Group Inc., is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule", and has elected to compute its net capital in accordance with the "Alternative Net Capital Requirement" of that rule. As of May 1999, GS&Co. had regulatory net capital, as defined, of $2.90 billion, which exceeded the amount required by $2.36 billion.

     GSI, a registered U.K. broker-dealer and subsidiary of Group Inc., is subject to the capital requirements of the Securities and Futures Authority Limited and GSJL, a Tokyo-based broker-dealer, is subject to the capital requirements of the Japanese Ministry of Finance and the Financial Supervisory Agency. As of May 1999, GSI and GSJL were in compliance with their local capital adequacy requirements.

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

     Certain other subsidiaries of the Firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of May 1999, these subsidiaries were in compliance with their local capital adequacy requirements.

NOTE 11. SUBSEQUENT EVENT

     On June 23, 1999, the Board of Directors of Group Inc. declared a dividend of $0.12 per share to be paid on August 27, 1999 to voting and nonvoting common stockholders of record on August 12, 1999.

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

                                ---------------

To the Directors and Shareholders,
The Goldman Sachs Group, Inc.:

     We have reviewed the condensed consolidated statement of financial condition of The Goldman Sachs Group, Inc. and Subsidiaries (the "Company") as of May 28, 1999, and the condensed consolidated statements of earnings for the three and six months ended May 28, 1999 and the three months ended May 29, 1998, and the condensed consolidated statements of cash flows and changes in stockholders' equity and partners' capital for the six months ended May 28, 1999. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed financial statements for them to be in conformity with generally accepted accounting principles.

     We have previously audited, in accordance with generally accepted auditing standards, the consolidated statements of financial condition of The Goldman Sachs Group, L.P. and Subsidiaries as of May 29, 1998 and November 27, 1998, and the related consolidated statements of earnings, changes in partners' capital and cash flows for the six months ended May 29, 1998 and the year ended November 27, 1998 (not presented herein); and in our reports dated August 3, 1998 and January 22, 1999, respectively, we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial condition as of November 27, 1998, the condensed consolidated statement of earnings for the six months ended May 29, 1998, the condensed consolidated statement of changes in partners' capital for the year ended November 27, 1998 and the condensed consolidated statement of cash flows for the six months ended May 29, 1998, is fairly stated, in all material respects, in relation to the financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP

New York, New York
July 8, 1999.

ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                  INTRODUCTION

     Goldman Sachs is a global investment banking and securities firm that provides a wide range of financial services worldwide to a substantial and diversified client base.

     Our activities are divided into three principal business lines:

- Investment Banking, which includes financial advisory services and underwriting;

- Trading and Principal Investments, which includes fixed income, currency and commodities ("FICC"), equities and principal investments (principal investments reflect primarily our investments in our merchant banking funds); and

- Asset Management and Securities Services, which includes asset management, securities services and commissions.

     All references to May 1999 and May 1998 refer to either our three-month fiscal period ended or our six-month fiscal period ended, or the date, as the context requires, May 28, 1999 and May 29, 1998, respectively. All references to 1998 refer to our fiscal year ended, or the date, as the context requires, November 27, 1998.

     When we use the terms "Goldman Sachs", "we" and "our", we mean, prior to our conversion to corporate form, The Goldman Sachs Group, L.P., a Delaware limited partnership, and its consolidated subsidiaries and, after our conversion to corporate form, The Goldman Sachs Group, Inc. ("Group Inc."), a Delaware corporation, and its consolidated subsidiaries.

                            INITIAL PUBLIC OFFERING

     On May 7, 1999, we converted from a partnership to a corporation and completed our initial public offering. In that offering, we sold 51,000,000 shares of common stock and received net proceeds of $2.64 billion.

                              BUSINESS ENVIRONMENT

     During the second quarter of 1999, global markets continued to be strong as a result of a favorable macroeconomic environment, which benefited our key businesses. The U.S. economy continued its strong growth rate amidst low unemployment and favorable inflation and interest rate conditions, leading to record highs in the major U.S. equity market indices. The financial markets declined towards the end of the fiscal quarter as inflation concerns arose and interest rates trended upwards in the United States. European financial markets posted positive gains following interest rate cuts and renewed signs of economic expansion, while financial markets in Asia and Latin America continued to improve as the economies of Japan and Brazil stabilized.

                             RESULTS OF OPERATIONS

     The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. In addition, Goldman Sachs' conversion from a partnership to a corporation and related transactions have affected, and will continue to affect, our operating results in several significant ways:

     1. FORMER PARTNER COMPENSATION. As a corporation, payments for services rendered by managing directors who were profit participating limited partners are included in compensation and benefits expense. These payments were previously accounted for as distributions of partners' capital rather than as compensation and benefits expense.

     2. ONGOING STOCK-BASED COMPENSATION. Our current compensation plans provide that, in lieu of a portion of ongoing cash compensation, compensation will be awarded to employees in the form of restricted stock units. Of the total restricted stock units that we currently anticipate granting in lieu of ongoing cash compensation, 50% will require future service as a condition to the delivery of the underlying shares of common stock. In accordance with Accounting Principles Board Opinion ("APB") No. 25, these restricted stock units will be recorded as compensation expense over the four-year service period following the date of grant. We expect to record this expense over the service period as follows: 52%, 28%, 14%, and 6% in years one, two, three and four, respectively.

     3. AMORTIZATION OF EMPLOYEE INITIAL PUBLIC OFFERING AWARDS. We have recorded, and will continue to record over the five-year vesting period following the date of grant, non-cash expense related to the amortization of the discretionary restricted stock units awarded to employees in connection with our initial public offering. We expect to record non-cash expense of approximately $115 million related to these awards in each of the third and fourth quarters of 1999.

     4. INCOME TAXES. As a corporation, our operating results have been, and will continue to be, subject to a higher tax rate than we incurred as a partnership. Our effective tax rate for the period from May 7, 1999 to the end of the second quarter, excluding the effect of non-recurring items, was 41%.

     For a further discussion of the effect of these items on our actual and pro forma operating results, see "-- Operating Expenses" and "-- Pro Forma Operating Results" below. As a result of these and other factors, period-to-period comparisons may not be meaningful and interim period operating results may not be indicative of the operating results for a full year.

OVERVIEW

     The following table sets forth our net revenues, pre-tax (loss)/earnings, net earnings and diluted earnings per share:

                               FINANCIAL OVERVIEW
                    (in millions, except per share amounts)

                                             THREE MONTHS             SIX MONTHS
                                               ENDED MAY              ENDED MAY
                                         ---------------------    ------------------
                                          1999(1)       1998      1999(1)     1998
                                          -------       ----      -------     ----
Net revenues...........................   $ 3,469      $ 2,989    $ 6,464    $ 5,461
Pre-tax (loss)/earnings................    (1,487)       1,037       (299)     2,059
Net earnings...........................       340          847      1,347      1,731
Diluted earnings per share.............      0.71           --       2.81         --

---------------
(1) Includes three weeks as a corporation.
                            ------------------------

     Our net earnings of $340 million, or $0.71 per diluted share, in the three-month period ended May 1999 were reduced by $672 million, or $1.40 per diluted share, due to non-recurring items, associated with Goldman Sachs' conversion to corporate form and related transactions. For a further discussion of the non-recurring charges and benefits affecting our operating results in the second quarter of 1999, see "-- Operating Expenses" and "-- Provision for Taxes" below.

     Our net revenues were $3.47 billion in the three-month period ended May 1999, an increase of 16% compared to the same period in 1998. Net revenues in Investment Banking increased 5% due to higher financial advisory fees, particularly in mergers and acquisitions. Net revenues in Trading and Principal Investments increased 23% primarily due to a strong performance in equities. Net revenues in Asset Management and Securities Services increased 17% due to higher asset management fees and increased equity commissions.

     Our net revenues were $6.46 billion in the six-month period ended May 1999, an increase of 18% compared to the same period in 1998. Net revenues in Investment Banking increased 20% due to higher levels of mergers and acquisitions and equity underwriting activity. Trading and Principal Investments increased 19% primarily due to strong net revenue growth in equities. Net revenues in Asset Management and Securities Services increased 15% principally due to growth in asset management fees.

     The following table sets forth the net revenues of our principal business lines:

                    NET REVENUES BY PRINCIPAL BUSINESS LINE
                                 (in millions)

                                                 THREE MONTHS         SIX MONTHS
                                                  ENDED MAY           ENDED MAY
                                               ----------------    ----------------
                                                1999      1998      1999      1998
                                                ----      ----      ----      ----
Investment Banking...........................  $1,002    $  954    $1,904    $1,587
Trading and Principal Investments............   1,718     1,396     3,075     2,578
Asset Management and Securities Services.....     749       639     1,485     1,296
                                               ------    ------    ------    ------
Total net revenues...........................  $3,469    $2,989    $6,464    $5,461
                                               ======    ======    ======    ======

                            ------------------------

     Net revenues in our principal business lines represent total revenues less allocations of interest expense to specific securities, commodities and other positions in relation to the level of financing incurred by each position. Interest expense is allocated to Trading and Principal Investments and the securities services component of Asset Management and Securities Services. Net revenues may not be indicative of the relative profitability of any principal business line.

INVESTMENT BANKING

     Goldman Sachs provides a broad range of financial advisory and underwriting services to a diverse group of corporations, financial institutions, governments and individuals. The following table sets forth the net revenues of our Investment Banking business:

                        INVESTMENT BANKING NET REVENUES
                                 (in millions)

                                               THREE MONTHS           SIX MONTHS
                                                ENDED MAY             ENDED MAY
                                             ----------------      ----------------
                                              1999      1998        1999      1998
                                              ----      ----        ----      ----
Financial advisory.........................  $  510    $  436      $1,032    $  799
Underwriting...............................     492       518         872       788
                                             ------    ------      ------    ------
Total Investment Banking...................  $1,002    $  954      $1,904    $1,587
                                             ======    ======      ======    ======

                            ------------------------

     Investment Banking generated net revenues of $1 billion in the three-month period ended May 1999, an increase of 5% compared to the same period in 1998. Our mergers and acquisitions and equity new issues businesses were strong, reflecting active markets resulting from, among other factors, the continuing trend toward consolidation and globalization in many industries. Revenue growth in the second quarter of 1999 was especially strong in the technology, energy and power, healthcare, and communications, media and entertainment industry groups. Revenues from debt underwriting benefited from the favorable interest rate environment although they declined from a particularly strong period in the prior year.

     Investment Banking generated net revenues of $1.90 billion in the six-month period ended May 1999, an increase of 20% compared to the same period in 1998. Revenue growth was strong in our mergers and acquisitions and equity new issues businesses. For the calendar year through May, we ranked number one in announced and completed worldwide and U.S. mergers and acquisitions.(1) We also maintained our strong market position in equity underwriting, ranking first in worldwide initial public offerings and second in worldwide public common stock offerings over the same period.(2) The debt underwriting business continued to benefit from the favorable interest rate environment, generating net revenues that were comparable to the strong prior year period.
---------------
(1) Securities Data Company -- January 1 to May 31, 1999. Mergers and acquisitions statistics are based on the dollar value of transactions for the period indicated, taken as a whole, with full credit to both target and acquiring companies' advisors.

(2) Securities Data Company -- January 1 to May 31, 1999. Underwriting statistics are based on the dollar value of total proceeds raised (exclusive of any option to purchase additional shares) with full credit to each bookrunner for the period indicated, taken as a whole.

TRADING AND PRINCIPAL INVESTMENTS

     Our Trading and Principal Investments business facilitates customer transactions and takes proprietary positions through market-making in and trading of fixed income and equity products, currencies, commodities, and swaps and other derivatives. Net revenues from principal investments do not include management fees and the increased share of the income and gains from our merchant banking funds to which Goldman Sachs is entitled when the return on investments exceeds certain threshold returns to fund investors. These management fees and increased shares of income and gains are included in the net revenues of Asset Management and Securities Services. The following table sets forth the net revenues of our Trading and Principal Investments business:

                 TRADING AND PRINCIPAL INVESTMENTS NET REVENUES
                                 (in millions)

                                               THREE MONTHS           SIX MONTHS
                                                ENDED MAY             ENDED MAY
                                             ----------------      ----------------
                                              1999      1998        1999      1998
                                              ----      ----        ----      ----
FICC.......................................  $  911    $  934      $1,787    $1,675
Equities...................................     618       294       1,073       659
Principal investments......................     189       168         215       244
                                             ------    ------      ------    ------
Total Trading and Principal Investments....  $1,718    $1,396      $3,075    $2,578
                                             ======    ======      ======    ======

                            ------------------------

     The Trading and Principal Investments business achieved net revenues of $1.72 billion in the three-month period ended May 1999, an increase of 23% compared to the same period in 1998. Net revenues in FICC declined modestly compared to a particularly strong period in 1998 as lower net revenues in currencies were partially offset by a strong performance in commodities. Our credit-sensitive fixed income businesses continued to benefit from the recovery in the fixed income markets that began in the latter part of 1998. Net revenues in equities increased 110% primarily due to increased customer demand in equity derivatives and in our shares businesses in the United States and Europe and a strong performance in equity arbitrage, due in part to increased activity in the mergers and acquisitions market. Principal investments net revenues increased 13% due to higher mark-to-market gains on certain investments in our merchant banking funds partially offset by lower gains on the disposition of investments.

     The Trading and Principal Investments business achieved net revenues of $3.07 billion in the six-month period ended May 1999, an increase of 19% compared to the same period in 1998. Net revenues in FICC increased 7% as higher net revenues in mortgages, commodities and emerging market debt were partially offset by lower net revenues in fixed income derivatives and currencies. Net revenues in equities increased 63% primarily due to strong customer demand in equity derivatives and in our shares businesses in the United States and Europe and higher net revenues in equity arbitrage. Net revenues from principal investments decreased 12% due to lower gains on the disposition of investments compared to the prior year, partially offset by higher net revenues related to mark-to-market gains on certain investments in our merchant banking funds.

ASSET MANAGEMENT AND SECURITIES SERVICES

     Our Asset Management and Securities Services business is comprised of asset management, securities services and commissions. Securities services includes prime brokerage, financing services and securities lending and our matched book businesses. Revenues from the increased share of the income and gains derived from our merchant banking funds are included in commissions. The following table sets forth the net revenues of our Asset Management and Securities Services business:

             ASSET MANAGEMENT AND SECURITIES SERVICES NET REVENUES
                                 (in millions)

                                                 THREE MONTHS         SIX MONTHS
                                                  ENDED MAY           ENDED MAY
                                               ----------------    ----------------
                                                1999      1998      1999      1998
                                                ----      ----      ----      ----
Asset management.............................  $  214    $  145    $  416    $  284
Securities services..........................     174       174       381       344
Commissions..................................     361       320       688       668
                                               ------    ------    ------    ------
Total Asset Management and Securities
  Services...................................  $  749    $  639    $1,485    $1,296
                                               ======    ======    ======    ======

                            ------------------------

     Goldman Sachs' assets under supervision are comprised of assets under management, on which we typically generate fees based on a percentage of their value, and other client assets, on which we earn commissions. The following table sets forth our assets under supervision:

                            ASSETS UNDER SUPERVISION
                                 (in millions)

                                           AS OF MAY             AS OF NOVEMBER
                                      --------------------    --------------------
                                        1999        1998        1998        1997
                                        ----        ----        ----        ----
Assets under management.............  $206,553    $165,226    $194,821    $135,929
Other client assets.................   176,369     125,419     142,018     102,033
                                      --------    --------    --------    --------
Total assets under supervision......  $382,922    $290,645    $336,839    $237,962
                                      ========    ========    ========    ========

     The Asset Management and Securities Services business achieved net revenues of $749 million in the three-month period ended May 1999, an increase of 17% compared to the same period in 1998. Performance was strong in asset management and commissions while net revenues in securities services were comparable to the prior year period. Asset management revenues increased 48%, primarily reflecting a 29% increase in average assets under management as well as changes in the composition of assets managed. Net revenues from securities services were comparable to the prior year across all components of the business, including securities lending, financing services and our fixed income matched book. Commission revenues increased 13% as generally strong and volatile equity markets resulted in increased transaction volumes in listed equity securities.

     The Asset Management and Securities Services business achieved net revenues of $1.49 billion in the six-month period ended May 1999, an increase of 15% compared to the same period in 1998. Asset management revenues increased 46% compared to the same period in 1998, primarily reflecting a 35% increase in average assets under management as well as changes in the composition of assets managed. Net revenues from securities services increased 11% primarily due to growth in securities lending and financing services. Commission revenues increased 3% compared to a particularly strong period in the prior year as generally strong and volatile equity markets resulted in continued healthy transaction volumes in listed equity securities.

OPERATING EXPENSES

     The following table sets forth our operating expenses and number of employees:

                        OPERATING EXPENSES AND EMPLOYEES
                                ($ in millions)

                                              THREE MONTHS           SIX MONTHS
                                               ENDED MAY             ENDED MAY
                                           ------------------    ------------------
                                            1999       1998       1999       1998
                                            ----       ----       ----       ----
Compensation and benefits, excluding
  employee initial public offering
  awards.................................  $ 1,953    $ 1,489    $ 3,228    $ 2,589
Non-recurring employee initial public
  offering awards........................    2,257         --      2,257         --
Amortization of employee initial public
  offering awards........................       39         --         39         --
Brokerage, clearing and exchange fees....      109        101        220        194
Market development.......................       78         80        155        134
Communications and technology............       71         63        149        121
Depreciation and amortization............       61         62        158        104
Occupancy................................       67         49        145         93
Professional services and other..........      121        108        212        167
Charitable contribution..................      200         --        200         --
                                           -------    -------    -------    -------
Total operating expenses.................  $ 4,956    $ 1,952    $ 6,763    $ 3,402
                                           =======    =======    =======    =======
Employees at period end(1)...............   13,454     11,440

---------------
(1) Excludes employees of Goldman Sachs' property management subsidiaries. Substantially all of the costs of these employees are reimbursed to Goldman Sachs by the real estate investment funds to which these companies provide property management services. In addition, as of May 1999, we had approximately 3,800 temporary staff and consultants.

     Operating expenses were $4.96 billion in the three-month period ended May 1999, an increase of 154% compared to the same period in 1998 primarily due to non-recurring charges associated with Goldman Sachs' conversion to corporate form and related transactions. These non-recurring charges included $2.26 billion for employee initial public offering awards and $200 million for a contribution to the Goldman Sachs Fund, a charitable foundation.

     Compensation and benefits, excluding employee initial public offering awards, increased 31% in the second quarter of 1999 compared to the same period in 1998. This increase was due to additional compensation expense recorded in the second quarter of 1999 equal to 50% of the estimated annual compensation and benefits of the managing directors who were profit participating limited partners in 1999 based on the annualized results for the first half of 1999, offset in part by the effect of issuing restricted stock units to employees, in lieu of a portion of ongoing cash compensation, for which future service will be required as a condition to the delivery of the underlying shares of common stock. In accordance with APB No. 25, these restricted stock units will be recorded as compensation expense over the four-year vesting period following the date of grant.

     In addition, operating expenses in the second quarter of 1999 reflect non-cash expense of $39 million attributable to the one-month period following Goldman Sachs' conversion to corporate form. As discussed above in "Results of Operations -- 3. Amortization of Employee Initial Public Offering Awards", this non-cash expense relates to the amortization of the discretionary restricted stock units awarded to employees in connection with our initial public offering. We will record non-cash expense related to these restricted stock units over the five-year vesting period following the date of grant. The future expense related to these restricted stock units is not dependent on our operating results in any given period.

     Brokerage, clearing and exchange fees increased 8% during the quarter primarily due to higher transaction volumes in commodities, fixed income derivatives and futures contracts. Communications and technology expenses increased 13% reflecting higher telecommunications and market data costs associated with higher employment levels and additional spending on technology initiatives. Occupancy expenses increased 37% reflecting additional office space needed to accommodate growth in employment levels. Professional services and other expenses increased 12% due to higher levels of business activity.

     Operating expenses were $6.76 billion in the six-month period ended May 1999, an increase of 99% over the same period in 1998 primarily due to the non-recurring charges described above. Compensation and benefits, excluding employee initial public offering awards, was 50% of net revenues during the six-month period ended May 1999.

     Brokerage, clearing and exchange fees increased 13% in the six-month period ended May 1999 primarily due to higher transaction volumes in fixed income derivatives, futures contracts and commodities. Market development expenses increased 16% primarily due to higher levels of advertising and business activity. Communications and technology expenses increased 23% reflecting higher telecommunications and market data costs associated with growth in employment levels and additional spending on technology initiatives. Depreciation and amortization increased 52% due to certain fixed asset write-offs and to capital expenditures on leasehold improvements and technology-related and telecommunications equipment in support of Goldman Sachs' increased worldwide activities. Occupancy expenses increased 56% reflecting additional office space needed to accommodate growth in employment levels. Professional services and other expenses increased 27% due to higher levels of business activity.

PROVISION FOR TAXES

     The provision for taxes in the second quarter of 1999 reflected a net benefit of $1.83 billion primarily due to non-recurring items. These non-recurring items included a net benefit of $825 million related to our conversion to corporate form, a benefit of $880 million related to the granting of employee initial public offering awards and a benefit of $80 million related to the contribution to the Goldman Sachs Fund. Goldman Sachs' effective tax rate for the period from May 7, 1999 to the end of the second quarter, excluding the effect of these non-recurring items, was 41%.

PRO FORMA OPERATING RESULTS

     The following table sets forth our pro forma condensed consolidated statement of earnings for the six-month period ended May 1999:

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
              ($ in millions, except share and per share amounts)

                                              SIX MONTHS ENDED MAY 1999
                                   ------------------------------------------------
                                                      PRO FORMA
                                      ACTUAL         ADJUSTMENTS        PRO FORMA
                                      ------         -----------        ---------
Total revenues...................  $     12,211      $         --      $     12,211
Interest expense, principally on
  short-term funding.............         5,747                 7(a)          5,754
                                   ------------      ------------      ------------
Revenues, net of interest
  expense........................         6,464                (7)            6,457
Compensation and benefits,
  excluding employee initial
  public offering awards.........         3,228                --             3,228
Non-recurring employee initial
  public offering awards.........         2,257            (2,257)(b)            --
Amortization of employee initial
  public offering awards.........            39               192(c)            231
Other operating expenses.........         1,239              (200)(d)         1,039
                                   ------------      ------------      ------------
Total operating expenses.........         6,763            (2,265)            4,498
Pre-tax (loss)/earnings..........          (299)            2,258             1,959
(Benefit)/provision for taxes....        (1,646)            2,449(e)            803
                                   ------------      ------------      ------------
Net earnings.....................  $      1,347      $       (191)     $      1,156
                                   ============      ============      ============
Ratio of earnings to fixed
  charges........................          0.95x                               1.34x

Average common shares
  outstanding:
  Basic..........................   474,712,271         3,698,113(f)    478,410,384
  Diluted........................   479,908,301        11,044,771(g)    490,953,072
Earnings per share:
  Basic..........................  $       2.84                        $       2.42
  Diluted........................          2.81                                2.35

                            ------------------------

     BASIS OF PRESENTATION. The Pro Forma Condensed Consolidated Statement of Earnings was prepared as if our conversion to corporate form and related transactions had taken place at the beginning of fiscal 1998. If the Pro Forma Condensed Consolidated Statement of Earnings had been prepared as if our conversion to corporate form and related transactions had taken place at the beginning of fiscal 1999, diluted earnings per share would have been increased by $0.07 to $2.42 in the six-month period ended May 1999.

     For purposes of calculating the ratio of earnings to fixed charges, "earnings" represent pre-tax earnings plus fixed charges and "fixed charges" represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense.

     NOTES TO PRO FORMA ADJUSTMENTS.

     (a) Adjustment to reflect the interest expense on junior subordinated debentures issued to the retired limited partners in exchange for their interests in The Goldman Sachs Group, L.P. and certain affiliates.

     (b) Adjustment to eliminate the non-recurring effect of the expense related to 30,025,946 restricted stock units awarded to employees based on a formula, for which future service is not required as a condition to the delivery of the underlying shares of common stock, and the initial irrevocable contribution of 12,555,866 shares of common stock to our defined contribution plan.

     (c) Adjustment to reflect additional amortization related to 33,292,869 restricted stock units awarded to employees on a discretionary basis, which vest in equal installments in years three, four and five following the date of grant (May 7, 1999). These restricted stock units had a value of $1.76 billion on date of grant, approximately 26% of which will be amortized as a non-cash expense in the twelve months following the date of grant. The remaining 74% of the value of these restricted stock units will be amortized over the next four years as follows: 26%, 26%, 15% and 7% in years two, three, four and five, respectively.

     (d) Adjustment to eliminate the non-recurring expense related to the charitable contribution to the Goldman Sachs Fund.

     (e) Adjustment to reflect a pro forma provision for income taxes for Goldman Sachs in corporate form at an effective tax rate of 41%.

     (f) Adjustment to basic average common shares outstanding to reflect the shares of common stock underlying the restricted stock units that were assumed to be awarded in lieu of ongoing cash compensation in fiscal 1998 for which future service would not have been required as a condition to the delivery of the underlying shares of common stock.

     (g) Adjustment to diluted average common shares outstanding to reflect the additional dilutive effect of the common stock deliverable pursuant to the restricted stock units and stock options awarded to employees on a discretionary basis for which future service is required as a condition to the delivery of the underlying shares of common stock. Adjustment also reflects the dilutive effect of the shares of common stock underlying the restricted stock units that were assumed to be awarded in lieu of ongoing cash compensation in fiscal 1998 for which future service would have been required as a condition to the delivery of the underlying shares of common stock. For purposes of calculating pro forma diluted average common shares outstanding, we used the initial public offering price of $53 per share from the beginning of fiscal 1998 until May 4, 1999, the day trading in our common stock commenced. Thereafter, we used actual daily closing prices.

                                   LIQUIDITY

MANAGEMENT OVERSIGHT OF LIQUIDITY

     Management believes that one of the most important issues for a company in the financial services sector is access to liquidity. Accordingly, Goldman Sachs has established a comprehensive structure to oversee its liquidity and funding policies.

     The Finance Committee has responsibility for establishing and assuring compliance with our asset and liability management policies and has oversight responsibility for managing liquidity risk, the size and composition of our balance sheet and our credit ratings. The Finance

Committee meets monthly, and more often when necessary, to evaluate our liquidity position and funding requirements.

     Our Treasury Department manages the capital structure, funding, liquidity and relationships with creditors and rating agencies globally. The Treasury Department works jointly with our global funding desk in managing our borrowings. The global funding desk is primarily responsible for our transactional short-term funding activity.

LIQUIDITY POLICIES

     In order to maintain an appropriate level of liquidity, management has implemented several liquidity policies as outlined below.

     DIVERSIFICATION OF FUNDING SOURCES AND LIQUIDITY PLANNING. Goldman Sachs maintains diversified funding sources with both banks and non-bank lenders globally. Management believes that Goldman Sachs' relationships with its lenders are critical to its liquidity. We maintain close contact with our primary lenders to keep them advised of significant developments that affect us.

     We access liquidity in a variety of markets in the United States as well as in Europe and Asia. In addition, we make extensive use of the repurchase agreement market and have raised debt publicly as well as in the private placement, the Securities and Exchange Commission's Rule 144A and the commercial paper markets, and through Eurobonds, money broker loans, commodity-based financings, letters of credit and promissory notes. We seek to structure our liabilities to avoid significant amounts of debt coming due on any one day or during any single week or year. In addition, we maintain and update annually a liquidity crisis plan that provides guidance in the event of a liquidity crisis. The annual update of this plan is reviewed and approved by our Finance Committee.

     ASSET LIQUIDITY. Goldman Sachs maintains a highly liquid balance sheet. Many of our assets are readily funded in the repurchase agreement markets, which generally have proven to be a consistent source of funding, even in periods of market stress. Substantially all of our inventory turns over rapidly and is marked-to-market daily. We maintain long-term borrowings and equity capital substantially in excess of our less liquid assets.

     DYNAMIC LIQUIDITY MANAGEMENT. Goldman Sachs seeks to manage the composition of its asset base and the maturity profile of its funding to ensure that it can liquidate its assets prior to its liabilities coming due, even in times of liquidity stress. We have traditionally been able to fund our liquidity needs through collateralized funding, such as repurchase transactions and securities lending, as well as short-term and long-term borrowings and equity capital. To further evaluate the adequacy of our liquidity management policies and guidelines, we perform weekly "stress funding" simulations of disruptions in our access to unsecured credit.

     EXCESS LIQUIDITY. In addition to maintaining a highly liquid balance sheet and a significant portion of longer-term liabilities to assure liquidity even during adverse conditions, we seek to maintain a liquidity cushion that consists principally of unencumbered U.S. government and agency obligations to ensure the availability of immediate liquidity. This pool of highly liquid assets averaged $14.17 billion during 1998.

     LIQUIDITY RATIO MAINTENANCE. It is Goldman Sachs' policy to further manage its liquidity by maintaining a "liquidity ratio" of at least 100%. This ratio measures the relationship between the loan value of our unencumbered assets and our short-term unsecured liabilities. The maintenance of this liquidity ratio is intended to ensure that we could fund our positions on a fully secured basis in the event that we were unable to replace our unsecured debt maturing within one year. Under this policy, we seek to maintain unencumbered assets in an amount that, if pledged or sold, would provide the funds necessary to replace unsecured obligations that are scheduled to mature (or where holders have the option to redeem) within the coming year.

     INTERCOMPANY FUNDING. Most of the liquidity of Goldman Sachs is raised by Group Inc., which then lends the necessary funds to its subsidiaries and affiliates. We carefully manage our intercompany exposure by generally requiring intercompany loans to have maturities equal to or shorter than the maturities of the aggregate borrowings of Group Inc. This policy ensures that the subsidiaries' obligations to Group Inc. will generally mature in advance of Group Inc.'s third-party long-term borrowings. In addition, many of the advances made to Group Inc.'s subsidiaries and affiliates are secured by marketable securities or other liquid collateral. We generally fund our equity investments in subsidiaries with equity capital.

THE BALANCE SHEET

     Goldman Sachs maintains a highly liquid balance sheet that fluctuates significantly between financial statement dates. The following table sets forth our total assets, adjusted assets, leverage ratios and book value per share:

                                                                       AS OF
                                                   ---------------------------------------------
                                                   MAY 1999    FEBRUARY 1999(5)    NOVEMBER 1998
                                                   --------    ----------------    -------------
                                                     ($ in billions, except per share amounts)
Total assets.....................................   $  245          $ 231              $ 217
Adjusted assets(1)...............................      158            152                145
Leverage ratio(2)................................     31.1x          34.9x              34.5x
Adjusted leverage ratio(3).......................     20.1x          23.1x              23.0x
Book value per share(4)..........................   $16.55             --                 --

---------------
(1) Adjusted assets represent total assets less securities purchased under agreements to resell, certain securities borrowed transactions and the increase in total assets related to the adoption of the provisions of Statement of Financial Accounting Standards ("SFAS") No. 125 that were deferred by SFAS No. 127.

(2) Leverage ratio equals total assets divided by equity capital.

(3) Adjusted leverage ratio equals adjusted assets divided by equity capital.

(4) Book value per share as of May 1999 was based on common shares outstanding, including the shares of common stock deliverable pursuant to the formula-based restricted stock units, of 474,712,271.

(5) As of February 26, 1999.

                            ------------------------

     As of May 1999 and November 1998, we held approximately $1.10 billion and $1.04 billion, respectively, in high-yield debt securities and $1.66 billion and $1.49 billion, respectively, in bank loans, all of which are valued on a mark-to-market basis. These assets may be relatively illiquid during times of market stress. We seek to diversify our holdings of these assets by industry and by geographic location.

     As of May 1999 and November 1998, we held approximately $1.03 billion and $1.17 billion, respectively, of emerging market debt securities, and $21 million and $109 million, respectively, in emerging market loans, all of which are valued on a mark-to-market basis. Of the $1.05 billion and $1.28 billion in emerging market debt securities and loans, as of May 1999 and November 1998, respectively, approximately $674 million and $968 million were sovereign obligations, many of which are collateralized as to principal at stated maturity.

CREDIT RATINGS

     Goldman Sachs relies upon the debt capital markets to fund a significant portion of its day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are also important to us when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives. A reduction in our credit ratings could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

     The following table sets forth our credit ratings as of May 1999:

                                                       SHORT-TERM DEBT    LONG-TERM DEBT
                                                       ---------------    --------------
Moody's Investors Service, Inc. .....................  P-1                A1
Standard & Poor's Ratings Services...................  A-1+               A+
Fitch IBCA, Inc. ....................................  F1+                AA-
CBRS Inc.............................................  A-1 (High)         A+

                            ------------------------

LONG-TERM DEBT

     As of May 1999, our consolidated long-term borrowings were $21.85 billion. Substantially all of these borrowings were unsecured and consisted principally of senior borrowings with maturities extending to 2024. The weighted average maturity of our long-term borrowings as of May 1999 was approximately five years. Substantially all of our long-term borrowings are swapped into U.S. dollar obligations with short-term floating rates of interest in order to minimize our exposure to interest rates and foreign exchange movements.

                         YEAR 2000 READINESS DISCLOSURE

     With the year 2000 approaching, many institutions around the world are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors (including those in non-information technology equipment and systems) use only two digits to identify a year in the date field with the assumption that the first two digits of the year are always "19". Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Systems that calculate, compare or sort using the incorrect date may malfunction.

     Goldman Sachs has determined that it will be required to modify or replace portions of its information technology systems, both hardware and software, and its non-information technology systems so that they will properly recognize and utilize dates beyond December 31, 1999. We currently believe that with modifications to existing software, conversions to new software and replacement of some hardware, the Year 2000 issue will be satisfactorily resolved in our own systems worldwide. However, if such modifications and conversions are not made or are not completed on a timely basis, the Year 2000 issue could have a material adverse effect on Goldman Sachs. Moreover, even if these changes are successful, failure of third parties to which we are financially or operationally linked to address their own Year 2000 problems could also have a material adverse effect on Goldman Sachs.

     By the end of June 1999, we had completed the remediation, testing and implementation phases for all of our systems, except for the implementation of three applications that are scheduled for July and early August 1999. In March 1999, we completed the first cycle of our internal integration testing with respect to critical U.S. securities and transaction flows. The remaining cycle, which related primarily to non-U.S. products, was completed in June 1999. This integration testing was intended to validate that our systems can successfully perform critical business functions beginning in January 2000 and was completed successfully with no material problems. By the end of June 1999, we also had completed testing and implementation of vendor-supplied technology products that we consider mission-critical, although with respect to products that run in multiple locations, implementation at some locations is expected to continue through September 1999.

     We are also addressing Year 2000 issues that may exist outside our own technology activities, including our facilities, external service providers and other third parties with which Goldman Sachs interfaces. We have inventoried and ranked our customers, business and trading partners, utilities, exchanges, depositories, clearing and custodial banks and other third parties with which Goldman Sachs has important financial and operational relationships. We are continuing to assess the Year 2000 preparedness of these parties.

     By the end of June 1999, Goldman Sachs had participated in approximately 150 "external", i.e., industry-wide or point-to-point, tests with exchanges, clearing houses and other industry utilities, as well as the "Streetwide" test sponsored by the Securities Industry Association for its U.S. members and completed in April 1999. Goldman Sachs successfully completed all of these tests with no material problems. By the end of October 1999, we expect to have participated in approximately 20 additional external tests, including major industry tests in those global markets where Goldman Sachs conducts significant business.

     Acknowledging that a Year 2000 failure, whether internal or external, could have an adverse effect on our ability to conduct day-to-day business, we are employing a comprehensive and global approach to contingency planning. By the end of June 1999, contingency plans for our core business units were substantially completed. We expect that contingency plans for the rest of our business will be completed by the end of September 1999.

     We have incurred, and expect to continue to incur, expenses allocable to internal staff, as well as costs for outside consultants, to complete the remediation and testing of internally developed systems and the replacement and testing of third-party products and services, including non-technology products and services, in order to achieve Year 2000 compliance and in connection with contingency planning for the date change and related activities. We currently estimate that these costs will total approximately $170 million, a substantial majority of which has been spent to date. These estimates include the cost of technology personnel but do not include the cost of most non-technology personnel involved in our Year 2000 effort. We expect to incur the remaining cost of our Year 2000 program during the remainder of 1999 and early 2000.

     If third parties with whom we interact have Year 2000 problems that are not remedied, we could be adversely affected in various ways. We describe these and other risks associated with the Year 2000 problem in our Prospectus, dated May 18, 1999, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 in connection with our medium-term note program. That Prospectus also describes our contingency planning regarding the Year 2000 problem. The information that appears in that Prospectus under the following captions, as updated by the information that appears in this quarterly report, is incorporated by reference into and made a part of this quarterly report:

- "Risk Factors -- Our Computer Systems and Those of Third Parties May Not Achieve Year 2000 Readiness -- Year 2000 Readiness Disclosure"

- "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Management -- Operational and Year 2000 Risks -- Year 2000 Readiness Disclosure"

This incorporated information has also been filed as an exhibit to this quarterly report.

     The costs of our Year 2000 program and the date on which we plan to complete the Year 2000 modifications are based on current estimates, which reflect numerous assumptions about future events, including the continued availability of resources, the timing and effectiveness of third-party remediation plans and other factors. We can give no assurance that these estimates will be achieved, and actual results could differ materially from our plans. Specific factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer source codes and embedded chip technology, the results of internal and external testing and the timeliness and effectiveness of remediation efforts of third parties.

                            ACCOUNTING DEVELOPMENTS

     In June 1999, the Financial Accounting Standards Board issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 -- an amendment of FASB Statement No. 133", which deferred for one year the effective date of the accounting and reporting requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This Statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. We intend to adopt the provisions of SFAS No. 133 deferred by SFAS No. 137 in fiscal 2001 and are currently assessing its effect.

ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Quantitative and qualitative disclosures about market risk are included under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Management -- Market Risk" and "-- Non-Trading Risk" in the Prospectus, dated May 3, 1999 (the "Prospectus"), of The Goldman Sachs Group, Inc., filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933.

                           PART II: OTHER INFORMATION

ITEM 1: LEGAL PROCEEDINGS

     The following developments have occurred with respect to certain matters previously reported under the caption "Business -- Legal Matters" in the Prospectus.

  Antitrust Matters Relating to Underwritings

     On May 7, 1999, the defendants moved to dismiss the amended complaint in the action alleging a conspiracy to discourage or restrict the resale of securities for a period after public offerings. In addition, on March 15, 1999, the plaintiffs filed a consolidated amended complaint in the actions alleging a conspiracy to fix at 7% the discount that underwriting syndicates receive from issuers of shares in certain offerings, and the defendants moved to dismiss that consolidated amended complaint on April 29, 1999.

  Reichhold Chemicals Litigation

     The order staying the U.K. Commercial Court litigation against Goldman Sachs International was upheld by an appellate court on June 28, 1999. Plaintiffs have indicated their intention to seek a further review by the House of Lords.

  AMF Securities Litigation

     Several additional purported class action lawsuits were filed in connection with the underwriting of AMF Bowling, Inc., and on July 1, 1999, the U.S. District Court for the Southern District of New York ordered that the plaintiffs file a consolidated amended class action complaint by August 2, 1999.

  Iridium Securities Litigation

     Goldman, Sachs & Co. has been named as a defendant in two purported class action lawsuits commenced beginning on May 26, 1999 in the U.S. District Court for the District of Columbia. These lawsuits were brought on behalf of purchasers of Class A common stock of Iridium World Communications, Ltd. in a January 1999 underwritten secondary offering of

7,500,000 shares of Class A common stock at a price of $33.40 per share, as well as in the secondary market. The defendants in the actions include Iridium, certain of its officers and directors, Motorola, Inc. (an investor in Iridium) and the lead underwriters in the offering, including Goldman, Sachs & Co.

     The complaints in both actions allege violations of the disclosure requirements of the federal securities laws and seek compensatory and/or rescissory damages. Goldman, Sachs & Co. underwrote 996,500 shares of common stock and Goldman Sachs International underwrote 320,625 shares of common stock, for a total offering price of approximately $44 million.

ITEM 2: CHANGES IN SECURITIES AND USE OF PROCEEDS

                    RECENT SALES OF UNREGISTERED SECURITIES

     In connection with its conversion to corporate form, Group Inc. issued on May 7, 1999: (i) 265,019,073 shares of Group Inc.'s common stock, par value $0.01 per share ("Common Stock"), to certain managing directors who were profit participating limited partners of The Goldman Sachs Group, L.P. in exchange for all of these managing directors' interests in The Goldman Sachs Group, L.P. and certain other affiliates; (ii) 47,270,551 shares of Common Stock and $295 million principal amount of 12% junior subordinated debentures of the Group Inc. (the "Debentures") to certain retired limited partners of The Goldman Sachs Group, L.P. in exchange for all of such limited partners' interests in The Goldman Sachs Group, L.P. and certain other affiliates; (iii) 30,425,052 shares of Common Stock and 7,440,362 shares of Group Inc.'s nonvoting common stock, par value $0.01 per share ("Nonvoting Common Stock"), to Sumitomo Bank Capital Markets, Inc. ("SBCM") in exchange for its interests in The Goldman Sachs Group, L.P. and Goldman, Sachs & Co.; and (iv) 30,975,421 shares of Common Stock to Kamehameha Activities Association ("KAA") in exchange for its interests in The Goldman Sachs Group, L.P. Also, simultaneously with its conversion to corporate form on May 7, 1999, Group Inc. made awards of restricted stock units and/or stock options to substantially all of its employees and made an irrevocable contribution of shares of Common Stock to a nonqualified defined contribution plan.

     The offering and sale of the shares of Common Stock, Debentures and Nonvoting Common Stock to the managing directors who were profit participating limited partners, retired limited partners, SBCM and KAA were not registered under the Securities Act of 1933 because the offering and sale (i) were made in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933 and Rule 506 thereunder for transactions by an issuer not involving a public offering (with the recipients representing their intentions to acquire the securities for their own accounts and not with a view to the distribution thereof and acknowledging that the securities were issued in a transaction not registered under the Securities Act of 1933) or (ii) were made outside the United States pursuant to Regulation S under the Securities Act of 1933 to persons who were not citizens or residents of the United States. The foregoing employee awards and contribution of Common Stock were not registered under the Securities Act of 1933 because the awards and contribution either did not involve an offer or sale for purposes of Section 2(a)(3) of the Securities Act of 1933, in reliance on the fact that the awards were made to a relatively broad class of employees who provided no consideration in exchange for their awards, or were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) and in compliance with Rule 506 thereunder.

     On April 13, 1999, Group Inc. entered into an arrangement with a group of 10 employees pursuant to which a portion of a performance-based bonus that is payable to such employees in 2002 will be paid in shares of Common Stock of Group Inc. valued at $53.00 per share. Under this arrangement, up to 386,500 shares of Common Stock may be issued. The offering and sale of these 386,500 shares of Common Stock were made pursuant to Rule 701 under the Securities Act of 1933.

                                USE OF PROCEEDS

     The effective date of Group Inc.'s first registration statement, filed on Form S-1 under the Securities Act of 1933 (File No. 333-74449) relating to Group Inc.'s initial public offering of Common Stock, was April 30, 1999. A total of 69,000,000 shares of Group Inc.'s Common Stock were sold. Of this amount, 55,200,000 shares were offered in the United States and Canada (the "U.S. Offering"), 9,200,000 shares were offered outside the United States, Canada and the Asia/ Pacific region (the "International Offering") and 4,600,000 shares were offered in the Asia/ Pacific region (the "Asia/Pacific Offering", and together with the U.S. Offering and the International Offering, the "offerings"). The managing underwriters for the U.S. Offering were Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Credit Suisse First Boston Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated, Salomon Smith Barney Inc., Sanford C. Bernstein & Co., Inc. and Schroder & Co. Inc. The managing underwriters for the International Offering were Goldman Sachs International, ABN AMRO Rothschild, Banque Nationale de Paris, BAYERISCHE HYPO- und VEREINSBANK Aktiengesellschaft, Cazenove & Co., Commerzbank Aktiengesellschaft, Deutsche Bank AG London, ING Barings Limited as Agent for ING Bank N.V., London Branch, Kleinwort Benson Limited,
MEDIOBANCA -- Banca di Credito Finanziaro S.p.A., Paribas and UBS AG, acting through its division Warburg Dillon Read. The managing underwriters for the Asia/Pacific Offering were Goldman Sachs (Asia) L.L.C., BOCI Asia Limited, China Development Industrial Bank Inc., China International Capital Corporation Limited, Daiwa Securities (H.K.) Limited, The Development Bank of Singapore Ltd, HSBC Investment Bank Asia Limited, Jardine Fleming Securities Limited, KOKUSAI Securities (Hong Kong) Limited, Kotak Mahindra (International) Limited, The Nikko Merchant Bank (Singapore) Limited, Nomura International plc, Samsung Securities Co., Ltd., Standard Chartered Asia Limited and Were Stockbroking Limited.

     The offerings commenced on May 3, 1999 and were completed on May 7, 1999. Of the 69,000,000 shares of Common Stock registered, 51,000,000 shares were offered and sold by Group Inc., and 9,000,000 shares were offered and sold by each of SBCM and KAA. The aggregate offering price was $2.7 billion with respect to the shares offered and sold by Group Inc. and $477 million with respect to the shares offered and sold by each of SBCM and KAA. The underwriting discount was $155,250,000, $73 million of which was paid to affiliates of Group Inc. Group Inc. incurred approximately $9 million of other expenses in connection with the offerings. The net proceeds to Group Inc. totaled $2.6 billion.

From the time of receipt through May 28, 1999, the proceeds were all applied towards working capital.

ITEM 5: OTHER INFORMATION

CAUTIONARY STATEMENT PURSUANT TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
                                      1995

     We have included in this Form 10-Q filing, and from time to time our management may make, statements which may constitute "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Important factors that could cause actual results to differ from those in our specific forward-looking statements include, but are not limited to, the following:

          - a decline in general economic conditions or the global financial markets;

          - losses caused by financial or other problems experienced by third parties;

          - losses due to unidentified or unanticipated risks;

          - a lack of liquidity, i.e., ready access to funds, for use in our businesses;

          - problems brought about by computers that cannot properly distinguish between the years "1900" and "2000"; and

          - competitive pressure.

     Additional information regarding these and other important factors that could cause actual results to differ from those in our forward-looking statements is contained under the caption "Risk Factors" in the Prospectus. We hereby incorporate by reference those risk factors (other than those contained under the captions "Our Computer Systems and Those of Third Parties May Not Achieve Year 2000 Readiness -- Year 2000 Readiness Disclosure", "Our Common Stock May Trade at Prices Below the Initial Public Offering Price", "The Liquidity of Our Common Stock May Be Adversely Affected by an Inability of Goldman, Sachs & Co. to Act as a Market-Maker in the Common Stock", and "We Expect to Record a Substantial Pre-Tax Loss in the Second Quarter of Fiscal 1999") into this Form 10-Q.

ITEM 6: EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits:

 2.1 Plan of Incorporation (incorporated herein by reference to Exhibit 2.1 to Group Inc.'s registration statement on Form
        S-1 (No. 333-74449)).
 2.2    Agreement and Plan of Merger of The Goldman Sachs
        Corporation into The Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 2.2 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
 2.3    Agreement and Plan of Merger of The Goldman Sachs Group,
        L.P. into The Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 2.3 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
 3.1    Amended and Restated Certificate of Incorporation of The
        Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 3.1 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
 3.2    Amended and Restated By-Laws of The Goldman Sachs Group,
        Inc. (incorporated herein by reference to Exhibit 3.2 to Group Inc.'s registration statement on Form S-1 (No.
        333-75213)).
 4.1    Indenture, dated as of May 19, 1999, between The Goldman
        Sachs Group, Inc. and The Bank of New York, as trustee
        (incorporated herein by reference to Exhibit 6 to Group
        Inc.'s registration statement on Form 8-A (No. 001-14965)).
10.1 The Goldman Sachs 1999 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.15 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.2 The Goldman Sachs Defined Contribution Plan (incorporated herein by reference to Exhibit 10.16 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.3 Letter Agreement with Mr. Weinberg (incorporated herein by reference to Exhibit 10.17 to Group Inc.'s registration statement on Form S-1 (No. 333-74449)).
10.4 The Goldman Sachs Partner Compensation Plan (incorporated herein by reference to Exhibit 10.18 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.5 Form of Employment Agreement (incorporated herein by reference to Exhibit 10.19 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.6    Form of Agreement Relating to Noncompetition and Other
        Covenants (incorporated herein by reference to Exhibit 10.20 to Group Inc.'s registration statement on Form S-1 (No.
        333-75213)).
10.7 Form of Pledge Agreement (incorporated herein by reference to Exhibit 10.21 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.8 Form of Award Agreement (Formula RSUs) (incorporated herein by reference to Exhibit 10.22 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).

10.9. Form of Award Agreement (Discretionary RSUs) (incorporated herein by reference to Exhibit 10.23 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.10   Form of Option Agreement (Discretionary Options)
        (incorporated herein by reference to Exhibit 10.24 to Group
        Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.11 Tax Indemnification Agreement, dated as of May 7, 1999, among The Goldman Sachs Group, Inc. and various parties
        (incorporated herein by reference to Exhibit 10.25 to Group
        Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.12   Form of Shareholders' Agreement among The Goldman Sachs
        Group, Inc. and various parties (incorporated herein by reference to Exhibit 10.26 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.13 Instrument of Indemnification (incorporated herein by reference to Exhibit 10.27 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.14 Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.28 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.15   Letter Agreement, dated March 15, 1999, among Kamehameha
        Activities Association and The Goldman Sachs Group, L.P.
        (the "Kamehameha Letter Agreement") (incorporated herein by reference to Exhibit 10.31 to Group Inc.'s registration statement on Form S-1 (No. 333-74449)).
10.16   Letter Agreement, dated March 15, 1999, among The Sumitomo
        Bank, Limited, Sumitomo Bank Capital Markets, Inc. and The
        Goldman Sachs Group, L.P. (the "Sumitomo Letter Agreement")
        (incorporated herein by reference to Exhibit 10.33 to Group
        Inc.'s registration statement on Form S-1 (No. 333-74449)).
10.17   Amendment to Kamehameha Letter Agreement (filed as Exhibit
        10.15 hereof), dated April 30, 1999, among Kamehameha
        Activities Association, the Trustees of the Estate of Bernice Pauahi Bishop, The Goldman Sachs Group, L.P. and The
        Goldman Sachs Group, Inc. (incorporated herein by reference to Exhibit 10.35 to Group Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.18   Amendment to Sumitomo Letter Agreement (filed as Exhibit
        10.16 hereof), dated April 30, 1999, among The Sumitomo
        Bank, Limited, Sumitomo Bank Capital Markets, Inc., The
        Goldman Sachs Group, L.P., The Goldman Sachs Group, Inc. and
        Goldman, Sachs & Co. (incorporated herein by reference to
        Exhibit 10.36 to Group Inc.'s registration statement on Form
        S-1 (No. 333-75213)).
10.19 Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., on the one hand, and The
        Trustees of the Estate of Bernice Pauahi Bishop and
        Kamehameha Activities Association, on the other hand
        (incorporated herein by reference to Exhibit 10.37 to Group
        Inc.'s registration statement on Form S-1 (No. 333-75213)).
10.20 Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., on the one hand, and The
        Sumitomo Bank, Limited, and Sumitomo Bank Capital Markets,
        Inc., on the other hand (incorporated herein by reference to Exhibit 10.38 to Group Inc.'s registration statement on Form
        S-1 (No. 333-75213)).
11.1    Statement re computation of per share earnings.
12.1 Statement re computation of ratios of earnings to fixed charges.
15.1    Letter re Unaudited Interim Financial Information.
19.1    Information incorporated by reference into Part I of Form
        10-Q.
27.1    Financial Data Schedule.
99.1    Information incorporated by reference into Part II of Form
        10-Q.

     (b) Reports on Form 8-K:
         None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          THE GOLDMAN SACHS GROUP, INC.

                                          By: /s/ DAVID A. VINIAR
                                            ------------------------------------
                                              Name:  David A. Viniar
                                              Title:   Chief Financial Officer

                                          By: /s/ SARAH G. SMITH
                                            ------------------------------------
                                              Name:  Sarah G. Smith
                                              Title:   Principal Accounting
                                                       Officer

Date: July 9, 1999

                                                                    EXHIBIT 11.1

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES
                       COMPUTATION OF PER SHARE EARNINGS


                                                      FOR THE THREE MONTHS ENDED     FOR THE SIX MONTHS ENDED
                                                      --------------------------     ------------------------
                                                               May 1999                     May 1999
                                                         (in millions, except share and per share amounts)


Earnings available to common stockholders                        $        340             $       1,347
                                                                 ============             =============
Weighted-average number of common shares                          474,712,271               474,712,271

Effect of dilutive securities:
     Restricted stock units                                         2,432,037                 2,432,037
     Stock options                                                  2,763,993                 2,763,993
                                                                 ------------             -------------

Dilutive potential common shares                                    5,196,030                 5,196,030
                                                                 ------------             -------------

Weighted-average number of common
  shares and dilutive potential common shares                     479,908,301               478,908,301
                                                                 ============             =============

BASIC EARNINGS PER SHARE                                         $       0.72             $        2.84
                                                                 ============             =============

DILUTED EARNINGS PER SHARE                                               0.71                      2.81
                                                                 ============             =============

                                                                    EXHIBIT 12.1

                 THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                                                ACTUAL
                                                                  ----------------------------------
                                                                        SIX MONTHS ENDED MAY
                                                                        --------------------
                                                                         1999            1998
                                                                       --------        --------
                                                                            ($ in millions)
Net earnings                                                           $  1,347        $  1,731

Add:
  (Benefit)/provision for taxes                                          (1,646)            328
  Portion of rents representative of an interest factor                      48              31
  Interest expense on all indebtedness                                    5,747           7,005
                                                                       --------        --------

Earnings, as adjusted                                                  $  5,496        $  9,095
                                                                       ========        ========

Fixed charges:
  Portion of rents representative of an interest factor                $     48        $     31
  Interest expense on all indebtedness                                    5,747           7,005
                                                                       --------        --------

Fixed charges                                                          $  5,795        $  7,036
                                                                       ========        ========
                                                                       --------        --------
Ratio of earnings to fixed charges                                         0.95x           1.29x
                                                                       ========        ========

                                                                        PRO FORMA
                                                                  ---------------------
                                                                  SIX MONTHS ENDED MAY
                                                                  ---------------------
                                                                         1999
                                                                       --------
                                                                   ($ in millions)
Net earnings                                                           $  1,156

Add:
  Provision for taxes                                                       803
  Portion of rents representative of an interest factor                      48
  Interest expense on all indebtedness                                    5,754
                                                                       --------

Earnings, as adjusted                                                  $  7,761
                                                                       ========

Fixed charges:
  Portion of rents representative of an interest factor                $     48
  Interest expense on all indebtedness                                    5,754
                                                                       --------

Fixed charges                                                          $  5,802
                                                                       ========
                                                                       --------
Ratio of earnings to fixed charges                                         1.34x
                                                                       ========

                                                                    EXHIBIT 15.1



July 9, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      Re:   The Goldman Sachs Group, Inc.
            Registration Statement on Form S-8 (No. 333-80839)

Commissioners:

We are aware that our report dated July 8, 1999 on our review of the condensed consolidated statement of financial condition of The Goldman Sachs Group, Inc. and Subsidiaries (the "Company") as of May 28, 1999, and the condensed consolidated statements of earnings for the three and six months ended May 28, 1999 and the three months ended May 29, 1998, and the condensed consolidated statements of cash flows and changes in stockholders' equity and partners' capital for the six months ended May 28, 1999 and included in the Company's Quarterly Report on 10-Q is incorporated by reference in this registration statement. Pursuant to Rule 436(c) under the Securities Act of 1933, that report should not be considered a part of this Registration Statement prepared or certified by us within the meaning of Sections 7 and 11 of that Act.

Very truly yours,


/s/ PricewaterhouseCoopers LLP

                                                        Exhibit 19.1


OUR COMPUTER SYSTEMS AND THOSE OF THIRD PARTIES MAY NOT ACHIEVE YEAR 2000 READINESS--YEAR 2000 READINESS DISCLOSURE

     With the year 2000 approaching, many institutions around the world are reviewing and modifying their computer systems to ensure that they are Year 2000 compliant. The issue, in general terms, is that many existing computer systems and microprocessors (including those in non-information technology equipment and systems) use only two digits to identify a year in the date field with the assumption that the first two digits of the year are always "19". Consequently, on January 1, 2000, computers that are not Year 2000 compliant may read the year as 1900. Systems that calculate, compare or sort using the incorrect data may malfunction.

     The Year 2000 problems described below could disrupt our normal funding administration process, resulting in late payments or the payment of wrong amounts on our debt, including the notes. If sufficiently severe and protracted, these problems could also lead the rating agencies to reduce our credit ratings, which could hurt the market value of the notes and possibly your ability to resell them.

Our Computer Systems May Fail

     Because we are dependent, to a very substantial degree, upon the proper functioning of our computer systems, a failure of our systems to be Year 2000 compliant would have a material adverse effect on us. Failure of this kind could, for example, cause settlement of trades to fail, lead to incomplete or inaccurate accounting, recording or processing of trades in securities, currencies, commodities and other assets, result in generation of erroneous results or give rise to uncertainty about our exposure to trading risks and our need for liquidity. If not remedied, potential risks include business interruption or shutdown, financial loss, regulatory actions, reputational harm and legal liability.

The Computer Systems of Third Parties on Which We Depend May Fail

     We depend upon the proper functioning of third-party computer and non-information technology systems. These parties include trading counterparties, financial intermediaries such as securities and commodities exchanges, depositories, clearing agencies, clearing houses and commercial banks and vendors such as providers of telecommunication services and other utilities. We continue to assess counterparties, intermediaries and vendors with whom we have important financial or operational relationships to determine the extent of their Year 2000 preparedness. We have not yet received sufficient information from all parties about their Year 2000 preparedness to assess the effectiveness of their efforts. Moreover, in many cases, we are not in a position to verify the accuracy or completeness of the information we receive from third parties and as a result are dependent on their willingness and ability to disclose, and to address, their Year 2000 problems. In addition, in some international markets in which we do business, the level of awareness and remediation efforts relating to the Year 2000 issue may be less advanced than in the United States.

     If third parties with whom we interact have Year 2000 problems that are not remedied, problems could include the following:

- in the case of vendors, disruption of important services upon which Goldman Sachs depends, such as telecommunications and electrical power;


- in the case of third-party data providers, receipt of inaccurate or out-of-date information that would impair our ability to perform critical data functions, such as pricing our securities or other assets;

- in the case of financial intermediaries, such as exchanges and clearing agents, failed trade settlements, inability to trade in certain markets and disruption of funding flows;


- in the case of banks and other lenders, disruption of capital flows potentially resulting in liquidity stress; and

- in the case of counterparties and customers, financial and accounting difficulties for those parties that expose Goldman Sachs to increased credit risk and lost business.

Disruption or suspension of activity in the world's financial markets is also possible.

Our Revenues May Decline If Market Activity Decreases Shortly Before and After the Year 2000

     We believe that uncertainty about the success of remediation efforts generally may cause many market participants to reduce the level of their market activities temporarily as they assess the effectiveness of these efforts during a "phase-in" period beginning in late 1999. We believe that lenders are likely to take similar steps, which will result in a reduction in available funding sources. Consequently, there may be a downturn in customer and general market activity for a short period of time before and after January 1, 2000. If this occurs, our net revenues may be adversely affected, possibly materially, depending on how long the reduction in activity continues and how broadly it affects the markets. In addition, we expect to reduce our own trading activities and the size of our balance sheet in order to manage the number and type of our transactions that settle during this period and our related funding needs. This also could reduce our net revenues. We cannot predict the magnitude of the impact that these kinds of reductions would have on our businesses.

We May Be Exposed to Litigation as a Result of Year 2000 Problems

     We may be exposed to litigation with our customers and counterparties as a result of Year 2000 problems. For example, litigation could arise from problems relating to our internal systems or to external systems on which we depend, as well as from problems involving companies in which our clients or the funds we manage hold investments.

Our Year 2000 Program May Not Be Effective and Our Estimates of Timing and Cost May Not Be Accurate

     Our Year 2000 program may not be effective and our estimates about the timing and cost of completing our program may not be accurate. For a description of our program and the steps that remain to be taken, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Management -- Operational and Year 2000 Risks -- Year 2000 Readiness Disclosure".

     YEAR 2000 READINESS DISCLOSURE. Goldman Sachs has determined that it will be required to modify or replace portions of its information technology systems, both hardware and software, and its non-information technology systems so that they will properly recognize and utilize dates beyond December 31, 1999. We presently believe that with modifications to existing software, conversions to new software and replacement of some hardware, the Year 2000 issue will be satisfactorily resolved in our own systems worldwide. However, if such modifications and conversions are not made or are not completed on a timely basis, the Year 2000 issue would have a material adverse effect on Goldman Sachs. Moreover, even if these changes are successful, failure of third parties to which we are financially or operationally linked to address their own Year 2000 problems would also have a material adverse effect on Goldman Sachs. For a description of the Year 2000 issue and some of the related risks, including possible problems that could arise, see "Risk Factors -- Our Computer Systems and Those of Third Parties May Not Achieve Year 2000 Readiness -- Year 2000 Readiness Disclosure".

     Recognizing the broad scope and complexity of the Year 2000 problem, we have established a Year 2000 Oversight Committee to promote awareness and ensure the active participation of senior management. This Committee, together with numerous subcommittees chaired by senior managers throughout Goldman Sachs and our Global Year 2000 Project Office, is responsible for planning, managing and monitoring our Year 2000 efforts on a global basis. Our Management Controls Department assesses the scope and sufficiency of our Year 2000 program and verifies that the principal aspects of our Year 2000 program are being implemented according to plan.

     Our Year 2000 plans are based on a five-phase approach, which includes awareness; inventory, assessment and planning; remediation; testing; and implementation. The awareness phase (in which we defined the scope and components of the problem, our methodology and approach and obtained senior management support and funding) was completed in September 1997. We also completed the inventory, assessment and planning phase for our systems in September 1997. By the end of March 1999, we completed the remediation, testing and implementation phases for 99% or our mission-critical systems, and we plan to complete these three phases for the remaining 1% by the end of June 1999. In March 1999, we completed the first cycle of our internal integration testing with respect to critical securities and transaction flows. This cycle, which related to U.S. products, was completed successfully with no material problem. The remaining cycle, which will relate primarily to non-U.S. products, is to be completed in June 1999. This testing is intended to validate that our systems can successfully perform critical business functions beginning in January 2000. With respect to our non-mission-critical systems, we expect to complete our Year 2000 efforts during calendar 1999.

     For technology products that are supplied by third-party vendors, we have completed an inventory, ranked products according to their importance and developed a strategy for achieving Year 2000 readiness for substantially all non-compliant versions of software and hardware. While this process included collecting information from vendors, we are not relying solely on vendors' verifications that their products are Year 2000 compliant or ready. As of March 31, 1999, we had substantially completed testing and implementation of vendor-supplied technology products that we consider mission-critical. With respect to telecommunications carriers, we are relying on information provided by these vendors as to whether they are Year 2000 compliant because these vendors have indicated that they will not test with individual companies.

     We are also addressing Year 2000 issues that may exist outside our own technology activities, including our facilities, external service providers and other third parties with which we interface. We have inventoried and ranked our customers, business and trading partners, utilities, exchanges, depositories, clearing and custodial banks and other third parties with which we have important financial and operational relationships. We are continuing to assess the Year 2000 preparedness of these customers, business and trading partners and other third parties.

     By the end of March 1999, we had participated in approximately 115 "external", i.e., industry-wide or point-to-point, tests with exchanges, clearing houses and other industry utilities, as well as the "Beta" test sponsored by the Securities Industry Association for its U.S. members in July 1998. We successfully completed all of these tests, as well as the Securities Industry Association "Streetwide" test in April 1999, with no material problems. By the end of June 1999, we expect to have participated in approximately 60 additional external tests, including major industry tests in those global markets where we conduct significant businesses.

     Acknowledging that a Year 2000 failure, whether internal or external, could have an adverse effect on the ability to conduct day-to-day business, we are employing a comprehensive and global approach to contingency planning. Our contingency planning objective is to identify potential system failure points that support processes that are critical to our mission and to develop contingency plans for those failures that may reasonably be expected to occur, with the general goal of ensuring, to the maximum extent practical, that minimum acceptable levels of service can be maintained by us. In the event of system failures, our contingency plans will not guarantee that existing levels of service will be fully maintained, especially if these failures involve external systems or processes over which we have little or no direct control or involve multiple failures across a variety of systems.

     We anticipate that contingency plans for our core business units will be substantially complete during June 1999, and by September 30, 1999 for the rest of our businesses. In addition, we are developing contingency plans for funding and balance sheet management and other related activities. We expect our contingency plans to include establishing additional sources of liquidity that could be drawn upon in the event of systems disruption. We are also developing a crisis management group to guide us through the transition period. We expect to reduce trading activity in the period leading up to January 2000 to minimize the impact of potential Year 2000-related failures. A reduction in trading activity by us or by other market participants in anticipation of possible Year 2000 problems could adversely affect our results of operations, as discussed under "Risk Factors -- Our Computer Systems and Those of Third Parties May Not Achieve Year 2000 Readiness -- Year 2000 Readiness Disclosure".

     We have incurred and expect to continue to incur expenses allocable to internal staff, as well as costs for outside consultants, to complete the remediation and testing of internally developed systems and the replacement and testing of third-party products and services, including non-technology products and services, in order to achieve Year 2000 compliance. We currently estimate that these costs will total approximately $150 million, a substantial majority of which has been spent to date. These estimates include the cost of technology personnel but do not include the cost of most non-technology personnel involved in our Year 2000 effort. The remaining cost of our Year 2000 program is expected to be incurred in 1999 and early 2000. The Year 2000 program costs will continue to be funded through operating cash flow. These costs are expensed as incurred. We do not expect that the costs associated with implementing our Year 2000 program will have a material adverse effect on our results of operations, financial condition, liquidity or capital resources.

     The costs of the Year 2000 program and the date on which we plan to complete the Year 2000 modifications are based on current estimates, which reflect numerous assumptions about future events, including the continued availability of resources, the timing and effectiveness of third-party remediation plans and other factors. We can give no assurance that these estimates will be achieved, and actual results could differ materially from our plans. Special factors that might cause material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct relevant computer source codes and embedded chip technology, the results of internal and external testing and the timeliness and effectiveness of remediation efforts of third parties.

     In order to focus attention on the Year 2000 problem, management has deferred several technology projects that address other issues. However, we do not believe that this deferral will have a material adverse effect on our results of operations or financial condition.

[ARTICLE] BD<F1>
[MULTIPLIER] 1,000,000

[PERIOD-TYPE]                   6-MOS
[FISCAL-YEAR-END]                          NOV-26-1999
[PERIOD-START]                             NOV-30-1998<F2>
[PERIOD-END]                               MAY-28-1999
[CASH]                                          11,252<F3>
[RECEIVABLES]                                   26,734
[SECURITIES-RESALE]                             44,088
[SECURITIES-BORROWED]                           79,198
[INSTRUMENTS-OWNED]                             71,513
[PP&E]                                             994<F4>
[TOTAL-ASSETS]                                 244,632
[SHORT-TERM]                                    31,601
[PAYABLES]                                      35,095
[REPOS-SOLD]                                    41,092
[SECURITIES-LOANED]                             24,384
[INSTRUMENTS-SOLD]                              67,312
[LONG-TERM]                                     21,851
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                             4
[OTHER-SE]                                       7,852
[TOTAL-LIABILITY-AND-EQUITY]                   244,632
[TRADING-REVENUE]                                3,117<F5>
[INTEREST-DIVIDENDS]                             6,031
[COMMISSIONS]                                      688<F6>
[INVESTMENT-BANKING-REVENUES]                    1,904
[FEE-REVENUE]                                      471<F6>
[INTEREST-EXPENSE]                               5,747
[COMPENSATION]                                   3,228<F7>
[INCOME-PRETAX]                                   (299)
[INCOME-PRE-EXTRAORDINARY]                        (299)
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                     1,347
[EPS-BASIC]                                       2.84
[EPS-DILUTED]                                     2.81

<F1>The amounts disclosed in the financial data summary should be read in conjunction with the condensed consolidated financial statements and the notes thereto.
<F2>Represents the first Monday of the period.
<F3>Includes cash and cash equivalents and cash and securities segregated in compliance with U.S. federal and other regulations as disclosed on the condensed consolidated statement of financial condition.
<F4>Included in other assets on the condensed consolidated statement of financial condition.
<F5>Includes revenues from principal investments, which mainly represents revenues from investments in merchant banking funds.
<F6>Included in revenues from asset management and securities services on the condensed consolidated statement of earnings.
<F7>Excludes non-recurring employee initial public offering awards and amortization of employee initial public offering awards.

                                                                    Exhibit 99.1


                                  RISK FACTORS


         An investment in the common stock involves a number of risks, some of which, including market, liquidity, credit, operational, legal and regulatory risks, could be substantial and are inherent in our businesses. You should carefully consider the following information about these risks, together with the other information in this prospectus, before buying shares of common stock.

MARKET FLUCTUATIONS COULD ADVERSELY AFFECT OUR BUSINESSES IN MANY WAYS

         As an investment banking and securities firm, our businesses are materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. The equity and debt markets in the United States and elsewhere have achieved record or near record levels, and this favorable business environment will not continue indefinitely. In the event of a market downturn, our businesses could be adversely affected in many ways, including those described below. Our revenues are likely to decline in such circumstances and, if we were unable to reduce expenses at the same pace, our profit margins would erode. For example, in the second half of fiscal 1998, we recorded negative net revenues from our Trading and Principal Investments business and from mid-August to mid-October the number of equity underwritings and announced mergers and acquisitions transactions in which we participated declined substantially due to adverse economic and market conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Environment" for a discussion of the market environment in which we operated during that period. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We May Incur Significant Losses from Our Trading and Investment Activities Due to Market Fluctuations and Volatility

         We generally maintain large trading and investment positions in the fixed income, currency, commodity and equity markets. To the extent that we own assets, i.e., have long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. We may from time to time have a trading strategy consisting of holding a long position in one asset and a short position in another, from which we expect to earn revenues based on changes in the relative value of the two assets. If, however, the relative value of the two assets changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. We incurred significant losses in our Trading and Principal Investments business in the second half of fiscal 1998 from this type of "relative value" trade. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Environment" for a discussion of those losses and the market environment in which we operated during that period. In addition, we maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

Our Investment Banking Revenues May Decline In Adverse Market or Economic Conditions

         Unfavorable financial or economic conditions would likely reduce the number and size of transactions in which we provide underwriting, mergers and acquisitions advisory and other services. Our Investment Banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and would therefore be adversely affected by a sustained market downturn. In particular, our results of operations would be adversely affected by a significant reduction in the number or size of mergers and acquisitions transactions.

We May Generate Lower Revenues from Commissions and Asset Management Fees in a Market Downturn

     A market downturn could lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in the revenues we receive from commissions and spreads. In addition, because the fees that we charge for managing our clients' portfolios are in many cases based on the value of those portfolios, a market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenue we receive from our asset management business.

Holding Large and Concentrated Positions May Expose Us to Large Losses

     Concentration of risk in the past has increased the losses that we have incurred in our arbitrage, market-making, block trading, underwriting and lending businesses and may continue to do so in the future. Goldman Sachs has committed substantial amounts of capital to these businesses, which often require Goldman Sachs to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. Moreover, the trend in all major capital markets is towards larger and more frequent commitments of capital in many of these activities. For example, as described under "Business - Trading and Principal Investments - Equities", we are experiencing an increase in the number and size of block trades that we execute, and we expect this trend to continue.

Our Hedging Strategies May Not Prevent Losses

     If any of the variety of instruments and strategies we utilize to hedge our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. For example, if we hold a long position in an asset, we may hedge this position by taking a short position in an asset where the short position has, historically, moved in a direction that would offset a change in value in the long position. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. We have often hedged our exposure to corporate fixed income securities by taking a short position in U.S. Treasury securities, since historically the value of U.S. Treasury securities has changed in a manner similar to changes in the value of corporate fixed income securities. Due to the move by investors to higher credit quality fixed income securities in mid-August to mid-October 1998, however, the prices for corporate fixed income securities declined while the prices for U.S. Treasury securities increased and, as a result, we incurred losses on both positions. Unexpected market developments also affected other hedging strategies during this time, and unanticipated developments could impact these or different hedging strategies in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Risk Management" for a discussion of the policies and procedures we use to identify, monitor and manage the risks we assume in conducting our businesses and of refinements we have made to our risk management policies and procedures as a result of our recent experience.

A Prolonged Market Downturn Could Impair Our Operating Results

     While we encountered extremely difficult market conditions in mid-August to mid-October 1998, the financial markets rebounded late in the fourth quarter of fiscal 1998. At some time in the future, there may be a more sustained period of market decline or weakness that will leave us operating in a difficult market environment and subject us to the risks that we describe in this section for a longer period of time.

Market Risk May Increase the Other Risks That We Face

     In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, if we incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In addition, in conjunction with a market downturn, our customers and counterparties could incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them. Our liquidity risk and credit risk are described below.

                  OUR RISK MANAGEMENT POLICIES AND PROCEDURES
           MAY LEAVE US EXPOSED TO UNIDENTIFIED OR UNANTICIPATED RISK

     We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. For example, the market movements of the late third and early fourth quarters of fiscal 1998 were larger and involved greater divergences in relative asset values than we anticipated. This caused us to experience trading losses that were greater and recurred more frequently than some of our risk measures indicated were likely to occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Environment" for a discussion of the market environment in which we operated during the second half of fiscal 1998 and "-- Risk Management" for a discussion of the policies and procedures we use to identify, monitor and manage the risks we assume in conducting our businesses and of refinements we have made to our risk management policies and procedures as a result of our recent experience.


     Other risk management methods depend upon evaluation of information regarding markets, clients or other matters that is publicly available or otherwise accessible by Goldman Sachs. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

           LIQUIDITY RISK COULD IMPAIR OUR ABILITY TO FUND OPERATIONS
                     AND JEOPARDIZE OUR FINANCIAL CONDITION

     Liquidity, i.e., ready access to funds, is essential to our businesses. In addition to maintaining a cash position, we rely on three principal sources of liquidity: borrowing in the debt markets; access to the repurchase and securities lending markets; and selling securities and other assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity" for a discussion of our sources of liquidity.

An Inability to Access the Debt Capital Markets Could Impair Our Liquidity

     We depend on continuous access to the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements or securities lending, could have a substantial negative effect on our liquidity. Our access to debt in amounts adequate to finance our activities could be impaired by factors that affect Goldman Sachs in particular or the financial services industry in general. For example, lenders could develop a negative perception of our long-term or short-term financial prospects if we incurred large trading losses, if the level of our business activity decreased due to a market downturn, if regulatory authorities took significant action against us or if we discovered that one of our employees had engaged in serious unauthorized or illegal activity. Our ability to borrow in the debt markets also could be impaired by factors that are not specific to Goldman Sachs, such as a severe disruption of the financial markets or negative views about the prospects for the investment banking, securities or financial services industries generally.

     We also depend on banks to finance our day-to-day operations. As a result of the recent consolidation in the banking industry, some of our lenders have merged or consolidated with other banks and financial institutions. While we have not been materially adversely affected to date, it is possible that further consolidation could lead to a loss of a number of our key banking relationships and a reduction in the amount of credit extended to us.

An Inability to Access the Short-Term Debt Markets Could Impair Our Liquidity

      We depend on the issuance of commercial paper and promissory notes as a principal source of unsecured short-term funding for our operations. As of February 26, 1999, Goldman Sachs had $21.63 billion of outstanding commercial paper and promissory notes with a weighted-average maturity of approximately 75 days. Our liquidity depends to an important degree on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and promissory notes have no obligation to purchase new instruments when the outstanding instruments mature.

Our Liquidity Could Be Adversely Affected If Our Ability to Sell Assets Is Impaired

      If we were unable to borrow in the debt capital markets, we would need to liquidate assets in order to meet our maturing liabilities. In certain market environments, such as times of market volatility or uncertainty, overall market liquidity may decline. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition.

      Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time. In the late third and early fourth quarters of fiscal 1998, for example, the markets for some assets were adversely affected by simultaneous attempts by a number of institutions to sell similar assets.

A Reduction in Our Credit Ratings Could Adversely Affect Our Liquidity and Competitive Position and Increase Our Borrowing Costs

      Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. These ratings are assigned by rating agencies, which may reduce or withdraw their ratings or place Goldman Sachs on "credit watch" with negative implications at any time. Credit ratings are also important to Goldman Sachs when competing in certain markets and when seeking to engage in longer-term transactions, including over-the-counter derivatives. A reduction in our credit ratings could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity -- Credit Ratings" for additional information concerning our credit ratings.

                    CREDIT RISK EXPOSES US TO LOSSES CAUSED
                         BY FINANCIAL OR OTHER PROBLEMS
                          EXPERIENCED BY THIRD PARTIES

      We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include our trading counterparties, customers, clearing agents, exchanges, clearing houses and other financial intermediaries as well as issuers whose securities we hold. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from holding securities of third parties; entering into swap or other derivative contracts under which counterparties have long-term obligations to make payments to us; executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit to our clients through bridge or margin loans or other arrangements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Risk Manage-ment--Credit Risk" for a further discussion of the credit risks to which we are exposed.

We May Suffer Significant Losses from Our Credit Exposures

     In recent years, we have significantly expanded our swaps and other derivatives businesses and placed a greater emphasis on providing credit and liquidity to our clients. As a result, our credit exposures have increased in amount and in duration. In addition, as competition in the financial services industry has increased, we have experienced pressure to assume longer-term credit risk, extend credit against less liquid collateral and price more aggressively the credit risks that we take.


Our Clients and Counterparties May Be Unable to Perform Their Obligations to Us as a Result of Economic or Political Conditions

     Country, regional and political risks are components of credit risk, as well as market risk. Economic or political pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to perform their obligations to us. See "--We Are Exposed to Special Risks in Emerging and Other Markets" for a further discussion of our exposure to these risks.

Defaults by a Larger Financial Institution Could Adversely Affect Financial Markets Generally and Us Specifically

     The commercial soundness of many financial institutions may be closely interrelated as a result of credit, trading, clearing or other relationships between the institutions. As a result, concerns about, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This is sometimes referred to as "systemic risk" and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis.

     The possibility of default by a major market participant in the second half of fiscal 1998 and concerns throughout the financial industry regarding the resulting impact on markets led us to participate in an industry-wide consortium that invested in Long-Term Capital Portfolio, L.P., which is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity--The Balance Sheet". Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on Goldman Sachs.

The Information That We Use in Managing Our Credit Risk May Be Inaccurate or Incomplete

     Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect, such as fraud. We may also fail to receive full information with respect to the trading risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may find that we are undersecured, for example, as a result of sudden declines in market values that reduce the value of collateral.

OTHER OPERATIONAL RISKS MAY DISRUPT OUR BUSINESSES, RESULT IN REGULATORY ACTION AGAINST US OR LIMIT OUR GROWTH

     We face operational risk arising from mistakes made in the confirmation or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Our businesses are highly dependent on our ability to process, on a daily basis, a large number of transactions across numerous and diverse markets in many currencies, and the transactions we process have become increasingly complex. Consequently, we rely heavily on our financial, accounting and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. In recent years, we have substantially upgraded and expanded the capabilities of our data processing systems and other operating technology, and we expect that we will need to continue to upgrade and expand in the future to avoid disruption of, or constraints on, our operations.

LEGAL AND REGULATORY RISKS ARE INHERENT AND SUBSTANTIAL IN OUR BUSINESSES

     Substantial legal liability or a significant regulatory action against Goldman Sachs could have a material financial effect or cause significant reputational harm to Goldman Sachs, which in turn could seriously harm our business prospects.

Our Exposure to Legal Liability is Significant

     We face significant legal risks in our businesses and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for the "fairness opinions" and other advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks or that they were not authorized or permitted to enter into these transactions with us and that their obligations to Goldman Sachs are not enforceable. Particularly in our rapidly growing business focused on high net worth individuals, we are increasingly exposed to claims against Goldman Sachs for recommending investments that are not consistent with a client's investment objectives or engaging in unauthorized or excessive trading. During a prolonged market downturn, we would expect these types of claims to increase. We are also subject to claims arising from disputes with employees for alleged discrimination or harassment, among other things. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We incur significant legal expenses every year in defending against litigation, and we expect to continue to do so in the future. See "Business--Legal Matters" for a discussion of some of the legal matters in which we are currently involved.

Extensive Regulation of Our Businesses Limits Our Activities and May Subject Us to Significant Penalties

     The financial services industry is subject to extensive regulation. Goldman Sachs is subject to regulation by governmental and self-regulatory organizations in the United States and in virtually all other jurisdictions in which it operates around the world.

     The requirements imposed by our regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with Goldman Sachs and are not designed to protect our shareholders. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. We face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties. Among other things, we could be fined or prohibited from engaging in some of our business activities. See "Business--Regulation" for a further discussion of the regulatory environment in which we conduct our businesses.

Legal Restrictions on Our Clients May Reduce the Demand for Our Services

     New laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may also adversely affect our businesses. For example, changes in antitrust enforcement could affect the level of mergers and acquisitions activity and changes in regulation could restrict the activities of our clients and, therefore, the services we provide on their behalf.

                         EMPLOYEE MISCONDUCT COULD HARM
                       GOLDMAN SACHS AND IS DIFFICULT TO
                                DETECT AND DETER

     There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding Goldman Sachs to transactions that exceed authorized limits or present unacceptable risks, or hiding from Goldman Sachs unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

                  THE FINANCIAL SERVICES INDUSTRY IS INTENSELY
                     COMPETITIVE AND RAPIDLY CONSOLIDATING

     The financial services industry--and all of our businesses--are intensely competitive, and we expect them to remain so. We compete on the basis of a number of factors, including transaction execution, our products and services, innovation, reputation and price. We have experienced intense price competition in some of our businesses in recent years, such as underwriting fees on investment grade debt offerings and privatizations. We believe we may experience pricing pressures in these and other areas in the future as some of our competitors seek to obtain market share by reducing prices.

We Face Increased Competition Due to a Trend Toward Consolidation

     In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wide range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial banking, insurance and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our businesses.

Consolidation Has Increased Our Need for Capital

     This trend toward consolidation and convergence has significantly increased the capital base and geographic reach of our competitors. This trend has also hastened the globalization of the securities and other financial services markets. As a result, we have had to commit capital to support our international operations and to execute large global transactions.

Our Ability to Expand Internationally Will Depend on Our Ability to Compete Successfully with Local Financial Institutions

     We believe that some of our most significant challenges and opportunities will arise outside the United States, as described under "Industry and Economic Outlook". In order to take advantage of these opportunities, we will have to compete successfully with financial institutions based in important non-U.S. markets, particularly in Europe. Some of these institutions are larger, better capitalized and have a stronger local presence and a longer operating history in these markets.

Our Revenues May Decline Due to Competition from Alternative Trading Systems

     Securities and futures transactions are now being conducted through the Internet and other alternative, non-traditional trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. A dramatic increase in computer-based or other electronic trading may adversely affect our commission and trading revenues, reduce our participation in the trading markets and associated access to market information and lead to the creation of new and stronger competitors.

         WE ARE EXPOSED TO SPECIAL RISKS IN EMERGING AND OTHER MARKETS

     In conducting our businesses in major markets around the world, including many developing markets in Asia, Latin America and Eastern Europe, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.

     To date, a relatively small part of our businesses has been conducted in emerging and other markets. As we expand our businesses in these areas, our exposure to these risks will increase.

Turbulence in Emerging Markets May Adversely Affect Our Businesses

     In the last several years, various emerging market countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies and low or negative growth rates in their economies. The possible effects of these conditions include an adverse impact on our businesses and increased volatility in financial markets generally. Moreover, economic or market problems in a single country or region are increasingly affecting other markets generally. For example, the economic crisis in Russia in August 1998 adversely affected other emerging markets and led to turmoil in financial markets worldwide. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Business Environment" for a discussion of the business environment in which we operated during the second half of fiscal 1998. A continuation of these situations could adversely affect global economic conditions and world markets and, in turn, could adversely affect our businesses. Among the risks are regional or global market downturns and, as noted above, increasing liquidity and credit risks, particularly in Japan where the economy continues to be weak and we have significant exposure.

Compliance with Local Laws and Regulations May Be Difficult

     In many countries, the laws and regulations applicable to the securities and financial services industries are uncertain and evolving, and it may be difficult for us to determine the exact requirements of local laws in every market. Our inability to remain in compliance with local laws in a particular foreign market could have a significant and negative effect not only on our businesses in that market but also on our reputation generally. These uncertainties may also make it difficult for us to structure our transactions in such a way that the results we expect to achieve are legally enforceable in all cases. See "-- Legal and Regulatory Risks Are Inherent and Substantial in Our Businesses -- Our Exposure to Legal Liability is Significant" for additional information concerning these matters and "Business -- Regulation" for a discussion of the regulatory environment in which we conduct our businesses.

                        OUR CONVERSION TO CORPORATE FORM
                  MAY ADVERSELY AFFECT OUR ABILITY TO RECRUIT,
                       RETAIN AND MOTIVATE KEY EMPLOYEES

     Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition in the financial services industry for qualified employees is intense. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

     In connection with the offerings and the conversion of Goldman Sachs from partnership to corporate form, the managing directors who were profit participating limited partners will receive substantial amounts of common stock in exchange for their interests in Goldman Sachs. Because these shares of common stock will be received in exchange for partnership interests, ownership of these shares will not be dependent upon these partners' continued employment. However, these shares will be subject to certain restrictions on transfer under a shareholders' agreement and a portion may be pledged to support these partners' obligations under noncompetition agreements. The transfer restrictions under the shareholders' agreement may, however, be waived, as described under "Certain Relationships and Related Transactions -- Shareholders' Agreement -- Transfer Restrictions" and "--Waivers". The steps we have taken to encourage the continued service of these individuals after the offerings may not be effective. For a description of the compensation plan for our senior professionals to be implemented after the offerings, see "Management -- The Partner Compensation Plan".

     In connection with the offerings and conversion of Goldman Sachs from partnership to corporate form, employees, other than the managing directors who were profit participating limited partners, will receive grants of restricted stock units, stock options or interests in a defined contribution plan. The incentives to attract, retain and motivate employees provided by these awards or by future arrangements may not be as effective as the opportunity, which existed prior to conversion, to become a partner of Goldman Sachs. See "Management -- The Employee Initial Public Offering Awards" for a description of these awards.

                    GOLDMAN SACHS WILL BE CONTROLLED BY ITS
                     MANAGING DIRECTORS WHOSE INTERESTS MAY
                    DIFFER FROM THOSE OF OTHER SHAREHOLDERS

     Upon completion of the offerings, our managing directors will collectively own not less than 281,000,000 shares of common stock, or 60% of the total shares of common stock outstanding, which includes the shares of common stock underlying the restricted stock units to be awarded based on a formula. These shares will be subject to a shareholders' agreement, which will provide for coordinated voting by the parties. Further, both Sumitomo Bank Capital Markets, Inc. and Kamehameha Activities Association, which together will own 43,400,473 shares of common stock, or 9.3% of the total shares of common stock outstanding after consummation of the offerings, have agreed to vote their shares of common stock in the same manner as a majority of the shares held by our managing directors are voted. See "Certain Relationships and Related Transactions -- Shareholders' Agreement -- Voting" and "-- Voting Agreement" for a discussion of these voting arrangements.

         As a result of these arrangements, the managing directors initially will be able to elect our entire board of directors, control the management and policies of Goldman Sachs and, in general, determine, without the consent of the other shareholders, the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the assets of Goldman Sachs. The managing directors initially will be able to prevent or cause a change in control of Goldman Sachs.

Provisions of Our Organizational Documents May Discourage an Acquisition of Goldman Sachs

         Our organizational documents contain provisions that will impede the removal of directors and may discourage a third party from making a proposal to acquire us. For example, our board of directors may, without the consent of shareholders, issue preferred stock with greater voting rights than the common stock. See "Description of Capital Stock -- Certain Anti-Takeover Matters" for a discussion of these anti-takeover provisions.

                     OUR SHARE PRICE MAY DECLINE DUE TO THE
                        LARGE NUMBER OF SHARES ELIGIBLE
                                FOR FUTURE SALE

         Sales of substantial amounts of common stock, or the possibility of such sales, may adversely affect the price of the common stock and impede our ability to raise capital through the issuance of equity securities. See "Shares Eligible for Future Sale" for a discussion of possible future sales of common stock.

         Upon consummation of the offerings, there will be 467,271,909 shares of common stock outstanding. Of these shares, the 69,000,000 shares of common stock sold in the offerings will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining 398,271,909 shares of common stock will be available for future sale upon the expiration or the waiver of transfer restrictions or in accordance with registration rights. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.